As filed with the Securities and Exchange Commission on October 12, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ocwen Financial Corporation

(Exact Name of Registrant as Specified in its Charter)

Florida	65-0039856
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401

(561)-682-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s

Principal Executive Offices)

William C. Erbey

Chairman and

Chief Executive Officer

1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401

(561)-682-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
3.25% Contingent Convertible Senior Unsecured Notes due August 1, 2024	$175,000,000	100%	$175,000,000	$22,173
Common Stock, par value $0.01 per share	14,379,628 Shares (2)	—	—	—

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Represents the number of shares of common stock that are initially issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, also includes such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions thereof. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2004

PROSPECTUS

$175,000,000

Ocwen Financial Corporation

3.25% Contingent Convertible Senior Unsecured Notes due 2024 and Shares

of Common Stock Issuable upon Conversion Thereof

On July 23, 2004, we issued and sold $175,000,000 aggregate principal amount of our 3.25% Contingent Convertible Senior Unsecured Notes Due 2024. The notes are senior unsecured obligations of Ocwen Financial Corporation. The notes are effectively junior to our secured indebtedness and to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from the offering.

The notes will bear interest at the rate of 3.25% per year. Interest on the notes will be payable on February 1 and August 1 of each year, beginning February 1, 2005. The notes will mature on August 1, 2024.

Holders may convert all or a portion of their notes into shares of our common stock under the following circumstances: (1) at any time during any calendar quarter commencing after September 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such quarter is greater than 125% of the conversion price per share of common stock on such last day; (2) subject to certain exceptions, during the five business day period after any five-consecutive-trading-day period in which the trading price per $1,000 principal amount of the notes for each day of the five-consecutive-trading-day period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; (4) upon the occurrence of specified corporate transactions described in this prospectus or (5) if the Company elects to permit conversion following the implementation of certain changes to GAAP described herein.

The initial conversion rate is 82.1693 shares of our common stock per $1,000 principal amount of the notes, subject to adjustment. Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock as described herein.

Beginning August 1, 2009, we may redeem all or a portion of the notes for cash for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any.

Holders may require us to repurchase all or a portion of their notes for cash on August 1, 2009, August 1, 2014 and August 1, 2019 or upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any.

Upon conversion or repurchase in connection with certain fundamental changes, a holder will, in certain circumstances, be entitled to a make-whole premium as described herein. Any such make-whole premium will be payable in the consideration into which our common stock was converted, exchanged or acquired in the transaction constituting the fundamental change.

Our common shares are listed on the New York Stock Exchange under the symbol “OCN.” On October 11, 2004, the last reported sale price of our common shares on the New York Stock Exchange was $9.23 per share.

The notes have been designated for inclusion in the Private Offerings, Resales and Trading Through Automated Linkages Market (“PORTAL”) of the National Association of Securities Dealers.

Investing in the notes involves risks.

See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                    , 2004

This prospectus does not constitute an offer to sell, nor a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus nor any sale made hereunder of the securities described herein shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Each person receiving this prospectus acknowledges that no person has been authorized to give any information or to make any representation concerning Ocwen Financial Corporation or the securities offered by this prospectus other than as contained in this prospectus and information given by our duly authorized officers and employees in connection with the offeree’s examination of Ocwen Financial Corporation and the terms of this offering and, if given or made, such other information or representation should not be relied upon as having been authorized by Ocwen Financial Corporation or the initial purchaser.

The notes and common shares issuable upon conversion of the notes have not been recommended by or approved by the Securities and Exchange Commission (the “SEC”) or any state securities commission or regulatory authority, nor has the SEC or any such commission or regulatory authority confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Ocwen filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

ii

SUMMARY

This summary contains a general summary of the information contained in this prospectus. The summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are part of our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, each as filed with the SEC and incorporated by reference in this prospectus. You should carefully consider the information contained in and incorporated by reference in the entire prospectus including the information set forth under the heading “Risk Factors,” beginning on page 10 of this prospectus. Except as the context may otherwise require, references to “Ocwen,” “the Company,” “we,” “us” and “our” are to Ocwen Financial Corporation and references to “the Bank” are to our subsidiary, Ocwen Federal Bank FSB.

Our Business

We are a financial services company headquartered in West Palm Beach, Florida. Our primary business is the servicing of performing, sub-performing and non-performing subprime residential mortgage loans. We obtain mortgage servicing rights either by purchasing these rights from the owners of the mortgages or by entering into contracts with other financial institutions to subservice mortgage loans. Subprime residential mortgages comprised the vast majority of the approximately $37.7 billion in total unpaid principal balance of the loans that we serviced as of December 31, 2003. Our residential loan servicing business contributed $118.3 million of our $158.5 million in servicing and other fees during the year ended December 31, 2003. In addition, we provide a range of other fee-based services related to business process outsourcing, unsecured collections and loan servicing technology for the mortgage and real estate industries. For the year ended December 31, 2003, we recorded approximately $4.8 million in net income and, as of December 31, 2003, we had approximately $1.2 billion in total assets.

Our company was organized in February 1988 in connection with the acquisition of Ocwen Federal Bank FSB (the “Bank”). We are a registered savings and loan holding company subject to regulation by the Office of Thrift Supervision (the “OTS”). The Bank is a wholly owned subsidiary of ours and is also subject to regulation by the OTS, as its chartering authority, and by the Federal Deposit Insurance Corporation (the “FDIC”), as a result of its membership in the Savings Association Insurance Fund, which insures the Bank’s deposits to the maximum extent permitted by law. The Bank is also subject to regulation by the Federal Reserve Board and currently is a member of the Federal Home Loan Bank (“FHLB”) of New York, one of the 12 regional banks that comprise the FHLB System. We conduct many of our activities, including our residential loan servicing business, through the Bank.

In early 2000, we began the execution of our strategic plan to shift our business activities away from capital-intensive businesses involving the purchase or origination of loans, real estate and related assets toward less capital-intensive businesses that generate fee-based revenues. As a result, we generally ceased to originate or invest in assets in certain of our business segments (“non-core businesses”) unless contractually committed to do so. However, we continue to actively manage and resolve the remaining assets in these segments, having reduced assets associated with our non-core businesses from $1.9 billion at March 31, 2000 to $149.0 million at June 30, 2004. Our core and non-core businesses are as follows:

Core Businesses	Non-Core Businesses
Residential Loan Servicing	Commercial Assets
Ocwen Technology Xchange (“OTX”)	Affordable Housing
Ocwen Realty Advisors (“ORA”)	Subprime Finance
Unsecured Collections
Business Process Outsourcing
Commercial Servicing

Segment results in recent years reflect growth in our residential loan servicing segment, continued investment in the development and marketing of our technology products, cessation of loan acquisition and origination activities and our continuing resolution or disposition of those assets associated with our non-core businesses. To date, the Residential Loan Servicing business has been profitable. Our Unsecured Collections business and ORA are profitable but smaller contributors to the bottom line. Both earn fee income for performing services for third parties. OTX markets several products to the real estate and mortgage industries and earns fee income from sales of those products. OTX has not been profitable in any completed fiscal year, but it has broken even through the first two quarters of 2004 primarily because OTX received a one-time documentation fee related to a significant new contract entered into during the second quarter of 2004. Business Process Outsourcing, which began offering business process outsourcing services late in 2002, was profitable for 2003. Our Commercial Servicing segment, which we previously called International Operations, was not profitable in 2003, reflecting start-up costs associated with expanding our asset servicing business to various other countries. A more detailed description of each of our business segments can be found under “Our Business—Our Business Segments” and additional information regarding profitability of our business segments appears in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated herein by reference.

Our Industry

Our primary line of business is the servicing of subprime residential mortgages. We provide these services on behalf of financial institutions that have originated the mortgages or those that have the right to select the servicer in connection with mortgage-backed securitization transactions. At June 30, 2004, we serviced loans under approximately 330 servicing agreements for 22 clients. The total volume of outstanding subprime mortgages has grown rapidly in recent years. According to Inside B&C Lending, an industry newsletter, the subprime residential mortgage market has grown from originations of $65.0 billion in 1995 to originations of $332.0 billion in 2003, representing approximately a 23% compounded annual growth rate. According to data compiled by Standard & Poor’s and Inside MBS & ABS, an industry publication, the total size of the mortgage-backed securitization market has also grown, increasing from approximately $15.9 billion in 1995 to an estimated $215.4 billion in 2003. We believe that growth in the volume of subprime mortgages and securitizations presents a significant opportunity for mortgage servicers such as Ocwen.

As with the mortgage origination and servicing industry generally, the subprime residential mortgage servicing market is particularly sensitive to changes in interest rates. In general, lower interest rates have an adverse effect on mortgage servicers while higher interest rates create more favorable economic conditions for servicers. Over the past two years, interest rates have reached historic lows. Prior to the June 30, 2004 announcement by the Federal Open Market Committee of a 25 basis point increase to its target federal funds rate, the federal funds rate was at its lowest level in approximately 50 years.

We believe that the prospects for servicing companies will improve in the short to medium-term. If interest rates continue to rise as expected, we believe that this will positively impact servicing companies, both through the reduction of prepayment speeds and through the increased yields that they will earn on principal and interest payments collected from borrowers but not yet remitted to the owner of the mortgages.

A more detailed description of our industry can be found below under “Our Business—Our Industry.”

Our Competitive Strengths

We believe that we have a number of strengths that allow us to compete successfully in the growing subprime residential mortgage servicing market and the other related markets in which we do business. These strengths include:

•	the recognized high quality of our mortgage servicing, which increases our profitability and gives us a competitive advantage in bidding for and winning new servicing and subservicing rights;

•	the low cost of our servicing, which is a result of, among other things, our globalization efforts and our investment in proprietary efficiency-enhancing software;

•	our proprietary technology, which enhances our efficiency, facilitates our global operations and diversifies our revenue stream;

•	the experience of our management team, including our chief executive officer, William C. Erbey, who has been with us since our founding in 1987; and

•	the substantial investments of time and capital that we have already made in the subprime mortgage servicing industry, which have allowed us to establish a blue-chip client base and positioned us to take advantage of the significant opportunities that this industry presents.

A more detailed description of our competitive strengths can be found below under “Our Business—Our Competitive Strengths.”

Our Strategies

Our primary goal is to become the leading provider of third party outsourcing solutions to the mortgage and real estate industries. Key elements of our strategy are:

•	continuing to grow our residential loan servicing business, including through the opportunistic acquisition of servicing and subservicing rights;

•	continuing our globalization efforts through both the expansion of our international facilities and the expansion of the potential client base for our products and services;

•	expanding our other core businesses, such as unsecured debt collection, business process outsourcing and the sale or licensing of our proprietary technology;

•	diversifying our funding sources by reducing our reliance on deposits and exploring additional funding sources, such as a possible near-term securitization of our rights to receive reimbursement for servicing advances;

•	considering the possibility of terminating the Bank’s status as a federal savings bank under OTS and FDIC supervision, which would eliminate the restrictions imposed on the amount of mortgage servicing rights that we may obtain and therefore provide us more flexibility to grow our residential servicing business; and

•	continuing to actively manage and resolve our remaining non-core assets and aggressively pursuing ways to reduce our exposure to these assets, including through opportunistic sales.

A more detailed description of our strategies can be found below under “Our Business—Our Strategies.”

Recent Developments

On October 4, 2004, we announced the acquisition of Bankhaus Oswald Kruber KG (“BOK”), effective September 30, 2004, for approximately EUR 7.25 million. BOK holds a universal banking license issued by the German Federal Financial Supervisory Agency and is a member of the German Deposit Protection Fund and the Association of Private German Banks. BOK is headquartered in Berlin with a branch office in Frankfurt.

Our Address

Our principal executive offices are located at 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida, 33401, and our telephone number is (561) 682-8000. Our website address is www.ocwen.com. Information contained in our website is not part of this prospectus.

The Offering

Issuer	Ocwen Financial Corporation

Securities Offered	$175 million aggregate principal amount of 3.25% Contingent Convertible Senior Unsecured Notes due 2024.

Issue Price	100% per $1,000 principal amount, plus accrued interest, if any, from July 28, 2004.

Maturity Date	August 1, 2024

Ranking

The notes will be our general unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. However, the notes will be effectively subordinated to all our existing and future secured obligations to the extent of the collateral securing such obligations. As of June 30, 2004, Ocwen Financial Corporation had $12.5 million of secured debt outstanding.

The notes will not be guaranteed by any of our subsidiaries and, accordingly, are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2004, our subsidiaries had $688.7 million of debt outstanding.

Interest	3.25% per year on the principal amount, payable semiannually on February 1 and August 1 of each year, beginning February 1, 2005.

Conversion Rights	Holders may convert notes prior to stated maturity at a conversion rate of 82.1693 shares of our common stock per $1,000 of notes only under the following circumstances:

•	during any fiscal quarter after September 30, 2004, if the last reported sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 125% of the conversion price on that 30th trading day; or

•	subject to certain exceptions, during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock on such day and conversion rate on such day; or

•	if we have called those notes for redemption; or

•	upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights;” or

•	if the Company elects to permit the holders to convert following the implementation of certain changes to GAAP described under

“Description of Notes—Conversion Upon Company Election Following Change in Accounting Treatment of Contingent Convertible Securities.”

The conversion rate of 82.1693 represents an initial conversion price of $12.17 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons.

Upon conversion, the holder will not receive any cash payment representing accrued and unpaid interest, if any. Instead, any such amounts will be deemed paid by the common stock received by the holder on conversion.

Upon surrender of notes for conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

Notes called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

Payment at Maturity	For each $1,000 principal amount of notes, the holder will be entitled to receive $1,000 at maturity, plus accrued interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund	None.

Optional Redemption by Us

We may not redeem the notes prior to August 1, 2009. We may redeem some or all of the notes for cash on or after August 1, 2009, upon at least 30 days but not more than 60 days notice by mail to holders of notes, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to the redemption date.

Repurchase of Notes by Us at the Option of the Holder

A holder may require us to repurchase all or a portion of such holder’s notes on August 1, 2009, August 1, 2014 and August 1, 2019 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to the date of repurchase.

Fundamental Change Put

If a fundamental change occurs with respect to Ocwen, as defined under “Description of the Notes—Repurchase of Notes at the Option of Holders—Fundamental Change Put,” you may require us to repurchase all or a portion of your notes. We will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the fundamental change repurchase date.

Make-Whole Premium Upon Certain Fundamental Changes

If certain fundamental changes occur prior to August 1, 2009, in certain circumstances we will pay a make-whole premium on the notes converted or tendered for repurchase upon such fundamental change, as described above. The make-whole premium, if any, will be payable in the consideration into which our common stock was converted, exchanged or acquired in such fundamental change.

The amount of the make-whole premium, if any, will be based on our stock price and the effective date of such specified fundamental change. A table showing the make-whole premium that would apply at various stock prices and specified fundamental change effective dates is set forth under “Description of the Notes—Repurchase of the Notes at the Option of Holders—Make-Whole Premium.” No make-whole premium will be paid if the stock price is less than or equal to $9.02 or if the stock price exceeds $36.08.

Events of Default

If there is an event of default under the notes, 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

United States Federal Income Tax Considerations	See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the shares of our common stock issuable upon conversion of the notes.

Form, Denomination and Registration

The notes were issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof. The notes are represented by one or more global notes deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. See “Description of the Notes—Form, Denomination and Registration.”

Registration Rights	We have filed this shelf registration statement with the SEC with respect to the notes and the common stock issuable upon conversion of the notes pursuant to a registration rights agreement.

Trading	The notes are not listed on any national securities exchange or included in any automated quotation system.

Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “OCN.”

Risk Factors

Investing in the notes involves a number of risks. See “Risk Factors” and the other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary Consolidated Financial Information

The following tables present our summary consolidated financial information at the dates and for the years indicated. Our historical operations and balance sheet data at and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited financial statements. We have reclassified certain amounts included in the 2001, 2002 and 2003 summary consolidated financial information to conform to the 2004 presentation. The summary consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, each of which is incorporated by reference in this prospectus. The information for the interim periods have been derived from our unaudited financial statements.

	As of December 31,			As of June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Balance Sheet Data:
Total assets	$1,711,150	$1,222,242	$1,240,118	$1,262,935	$1,189,169
Trading securities, at fair value (1) (2)	226,249	58,895	49,520	51,836	46,932
Real estate (1) (4)	240,779	120,715	103,943	109,234	68,080
Affordable housing properties (1)	102,069	15,319	7,410	12,182	8,198
Loans, net (1)	185,293	76,857	28,098	35,922	11,520
Match funded assets, net (3)	174,351	167,744	130,087	152,968	132,775
Advances on loans and loans serviced for others (1)	283,183	266,356	374,769	304,690	337,320
Mortgage servicing rights (1)	101,107	171,611	166,495	180,789	136,174
Total liabilities	$1,270,885	$853,497	$921,574	$900,492	$850,876
Deposits and escrows (5)	730,443	510,956	562,832	496,766	594,330
Bonds-match funded loan agreements (6)	156,908	147,071	115,394	130,110	117,745
Notes, debentures, lines of credit and other secured borrowings (7) (8)	244,609	159,721	206,633	237,938	106,831
Capital securities (8)	$61,159	$56,249	$—	$56,249	$—
Total stockholders’ equity (9)	$379,106	$310,718	$317,258	$304,752	$336,999

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except share data)
Statement of Operations Data:
Net income (loss)	$(124,782)	$(68,775)	$4,772	$(4,297)	$15,854
Net interest income (expense) before provision for loan losses (8)	(9,958)	(18,527)	(14,594)	(4,976)	(4,331)
Provision for loan losses	15,666	13,629	(2,684)	(3,085)	(819)
Total non-interest income	174,289	134,012	177,497	81,784	117,302
Servicing and related fees (1)	122,808	127,787	139,744	66,052	80,723
Vendor management fees (1)	13,988	18,299	29,842	13,999	26,827
Gain (loss) on trading and match funded securities, net (2)	16,330	7,012	3,344	2,765	1,860
Valuation gains (losses) on real estate (10)	(22,281)	(35,002)	(7,429)	(6,009)	(3,825)
Gain (loss) on sales of real estate	14,155	4,098	466	92	(460)
Operating income (loss) from real estate (11)	4,496	7,864	5,127	2,192	573
Amortization of excess of net assets acquired over purchase price (13)	18,333	—	—	—	—
Gain (loss) on repurchases of debt (7)	3,774	(1,461)	(445)	(4)	—
Other income	2,686	5,415	6,848	2,697	11,604

Total non-interest expense	$183,316	$177,626	$157,500	$80,855	$97,938
Income tax expense (benefit) (12)	83,000	2,983	748	612	66

Effect of change in accounting principle (13)	—	16,166	—	—	—

Basic and diluted earnings (loss) per share:
Net income (loss) before effect of accounting change	$(1.86)	$(1.26)	$0.07	$(0.06)	$0.23
Effect of change in accounting principle, net of tax	—	0.24	—	—	—

Net income (loss)	$(1.86)	$(1.02)	$0.07	$(0.06)	$0.23

Weighted average common shares outstanding:
Basic	67,227,058	67,321,299	67,166,888	67,289,964	67,961,217
Diluted	67,227,058	67,321,299	68,063,873	67,289,964	69,314,392

(1)	Beginning in early 2000, we ceased conducting the origination and acquisition of loans, real estate owned, investments in real estate, residual and subordinate trading securities and affordable housing properties. Since then, our results reflect the ongoing management and resolution of these assets. At the same time we shifted our focus toward growing fee-based businesses, primarily residential loan servicing and OTX, our technology solutions business. As a result, our investment in mortgage servicing rights and servicing advances has grown, as well as the related residential servicing fees. Additionally, we have incurred losses in the development and marketing of OTX products. Those losses (pre-tax) amounted to $(36,392), $(24,144) and $(11,520) during 2001, 2002 and 2003, respectively.

(2)	On September 30, 2000 we began to account for securities available for sale and match-funded securities as trading securities. For these securities, changes in fair value are reported in income in the period of change. Previously, we accounted for our securities as available for sale, and the unrealized gains and losses for these securities were reported as a separate component of accumulated other comprehensive income in stockholders’ equity.

(3)	Match funded assets at December 31, 2001, 2002 and 2003 included $101,963, $121,702 and $105,788, respectively, of loan servicing advances which were sold but did not qualify as a sale for accounting purposes. We have accounted for these transactions as secured borrowings with pledges of collateral. We acquired the match-funded loans as a result of our acquisition of Ocwen Asset Investment Corp. (“OAC”).

(4)	Balances at December 31, 2001, 2002 and 2003 included $78,544, $51,588 and $48,210, respectively, of properties that we acquired as a result of our acquisition of OAC. Balances also include properties we acquired by foreclosures on loans we owned, which have declined as a result of sales and our exit from the loan origination and acquisition businesses.

(5)	Since 2000, we have been reducing our reliance on brokered certificates of deposit as a source of funding. The amount of such deposits outstanding amounted to $484,698, $198,248 and $84,328 at December 31, 2001, 2002 and 2003, respectively.

(6)	Balances included bonds-match funded agreements we assumed as a result of our acquisition of OAC in 1999. At December 31, 2001, 2002 and 2003 the balance also included $91,766, $106,797 and $94,967, respectively, collateralized by loan servicing advances.

(7)	During 2001, 2002 and 2003 we repurchased a total of $13,025, $77,095 and $33,500, respectively, of fixed rate debt with high interest rates. Balance at December 31, 2003 includes the $56,249 outstanding balance of our 10.875% Capital Securities due 2027 (“Capital Securities”). See Note (8) below.

(8)	Effective with our adoption of Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” on July 1, 2003, we reclassified the $56,249 outstanding balance of our Capital Securities to Notes and Debentures. Beginning with the third quarter of 2003, distributions are reported as interest expense.

(9)	Stockholders’ equity includes our issuance of 12,371,750 shares of common stock in the amount of $96,809 in connection with our acquisition of OAC in 1999. We repurchased 4,611,700 shares for $30,691, 1,388,300 shares for $8,996 and 500,000 shares for $2,262 during 1999, 2000 and 2003, respectively.

(10)	Valuation losses included impairment charges on real estate properties acquired in connection with our acquisition of OAC of $1,471, $14,549 and $7,526 for 2001, 2002 and 2003, respectively.

(11)	Results for 2001, 2002 and 2003 included operating income from real estate properties acquired as a result of our acquisition of OAC. Only two properties remain at December 31, 2003, of which one was sold in January 2004 for proceeds that approximated carrying value. Results for 2001, 2002 and 2003 also included equity in earnings related to certain loans acquired during the first quarter of 2000 which we accounted for as investments in real estate under the equity method. These loans had been fully repaid as of December 31, 2003.

(12)	Income tax expense we recorded for 2001 included $83,000 of net provisions to increase the valuation allowance on prior years’ deferred tax assets. No such provision was required for 2002 or 2003.

(13)	Upon adoption of SFAS No. 142 effective January 1, 2002 we reversed the unamortized balance of the excess of net assets acquired over purchase price (negative goodwill) of $18,333 and recorded $3,333 of impairment charges on goodwill and intangible assets. These amounts have been reported as the effect of a change in accounting principle, net of an income tax benefit of $1,166.

RISK FACTORS

An investment in the notes involves a number of material risks. You should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus, before purchasing the notes. We believe that these are the most material risks currently facing our business, but additional risks that we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

Risks Relating to Our Business

Our success is highly dependent upon our ability to acquire and accurately price mortgage servicing rights, as well as general economic conditions in the geographic areas in which we service loans.

The primary risk associated with mortgage servicing rights is that they will lose a portion of their value as a result of higher than anticipated prepayments occasioned by declining interest rates or because of higher than anticipated delinquency rates occasioned by deteriorating credit conditions. Interest rates, prepayment speeds and the payment performance of the underlying loans significantly affect both our initial and ongoing valuations and the rate of amortization of mortgage servicing rights. In general, the value of mortgage servicing assets is affected by increased mortgage refinance activity that is influenced by changes in borrowers’ credit ratings, shifts in value in the housing market and interest rates. While such assets tend to decrease in value as interest rates decrease, they tend to increase in value as interest rates increase. During 2003, increases in prepayment speeds resulted in a substantial increase in the amortization expense of our mortgage servicing rights. As of June 30, 2004, we held approximately $136.2 million of mortgage servicing rights.

We acquire servicing rights principally from mortgage origination companies and investment banks. Servicing rights are typically acquired based upon a competitive bidding process. A number of our competitors have access to greater capital resources, which may provide them with a competitive advantage if they seek to increase their market share. Although the market for the acquisition of servicing rights to subprime mortgage loans has grown in recent years, we may be unable to acquire the desired amount and type of servicing rights in future periods. In addition, the volume of servicing rights acquired by us may vary over time resulting in significant inter-period variations in our results of operations.

In determining the purchase price for servicing rights, management makes assumptions regarding the following, among other things:

•	the rates of prepayment and repayment within the pools;

•	projected rates of delinquencies and defaults;

•	our cost to service the loans;

•	amounts of future servicing advances;

•	ancillary fee income;

•	our ability to service and resolve loans successfully; and

•	future interest rates.

If these assumptions are inaccurate or the bases for the assumptions change, the price we pay for servicing rights may be too high. This could result in reduced revenue or a loss to us. Therefore, our success is highly dependent upon accuracy in our pricing of servicing rights, as well as general economic conditions in the geographic areas in which we service loans.

Our strategy to grow our business is subject to uncertainty.

Our corporate strategy focuses on growing our servicing of assets owned by others, growing our activities to provide business process outsourcing to others and the development of loan servicing technology for the mortgage and real estate industries. Many factors could adversely affect our ability to realize this strategy, including general economic factors, the general interest rate environment, our ability to maintain the servicing ratings assigned to us by rating agencies, competition, our ability to obtain mortgage servicing rights, the effectiveness of our marketing initiatives, our ability to recruit or replace experienced management and operations personnel, the success of our international operations and the availability of funding. In addition, there can be no assurance that we will be able to accomplish our strategic objectives as a result of changes in the nature of our operations over time or that such changes will not have a material adverse effect from time to time or generally on our business, financial condition or results of operations.

A downgrade in our servicer ratings could have an adverse effect on our business, financial condition or results of operations.

We are rated as a mortgage servicer by Standard & Poor’s Ratings Services (“Standard & Poor’s), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”). Our favorable servicer ratings from these entities are important to the conduct of our residential loan servicing business. Standard & Poor’s and Fitch recently placed our servicing ratings on negative watch. See “Our Business—Our Business Segments—Core Business Segments—Residential Loan Servicing.” We can provide no assurance that these ratings, or the ratings assigned by Moody’s, will not be downgraded in the future. Any such downgrade could have an adverse effect on our business, financial condition or results of operations.

Our earnings may be inconsistent.

Since early 2000, we have implemented our strategy to shift our business activities away from capital-intensive businesses involving the purchase or origination of loans, real estate and related assets towards less capital-intensive businesses that generate fee-based revenues. The resulting exit from certain businesses and entry into others resulted in variations in our results of operations and earnings. Our past financial performance may not be considered a reliable indicator of future performance, and historical trends may not be reliable indicators of anticipated results or trends in future periods.

In addition to inconsistency in results caused by our entry into or exit from businesses in recent years, the consistency of our operating results has been and may continue to be significantly affected by inter-period variations in our current operations, including:

•	the amount of servicing rights acquired, and the changes in realizable value of those assets due to, among other factors, increases or decreases in prepayment speeds;

•	gains or losses realized from the disposition of our remaining non-core assets; and

•	changes in the earnings or losses of our other core business segments.

In addition, our operating results have been significantly affected by certain non-recurring items. Items reported by us in prior periods may not be repeated in future periods, and we may experience substantial inter-period variations in our operating results.

We rely on data from a third party vendor in the pricing of mortgage servicing rights in our residential loan servicing business.

Our residential loan servicing business uses data that we purchase from a third party that runs a model on which we base our bids for mortgage servicing rights. This model projects, among other things, prepayment speeds and delinquencies. Problems with this relationship or a disruption in this service could disrupt our operations or adversely affect our financial results.

Governmental and legal proceedings and related costs could adversely affect our financial results.

We face the risk of governmental proceedings and litigation, including class action lawsuits, challenging our residential loan servicing and other business practices. On April 19, 2004, the Bank entered into a Supervisory

Agreement with the OTS. See “Our Business—Governmental Regulation—The Bank—Supervisory Agreement with the OTS.” While we do not expect that compliance with the agreement will have a material adverse impact on our financial condition, results of operations or cash flows, the OTS or other regulatory agencies may take additional actions to require the Bank to implement measures relating to our servicing practices, including with respect to the matters that are the subject of the Supervisory Agreement, other matters on which we communicate with the OTS from time to time or otherwise. In addition, if the OTS were to determine that we failed to comply with the Supervisory Agreement or otherwise were to find deficiencies in our mortgage servicing practices, the OTS could initiate an enforcement proceeding against the Bank, which could result in civil money penalties or the imposition of further requirements on the Bank’s business practices. Accordingly, there can be no assurance that any such eventualities, were they to occur, would not have a material adverse effect on our financial condition, results of operations or cash flows.

In addition, we and certain of our affiliates, including the Bank, have been named as defendants in a number of purported class action lawsuits challenging the Bank’s residential loan servicing practices. See “Our Business—Legal Proceedings.” At least one of our competitors has paid significant sums to settle lawsuits brought against it that raised claims similar to those raised in the lawsuits brought against us and our affiliates. Although we believe that we have meritorious legal and factual defenses to the lawsuits, we can provide no assurance that we will ultimately prevail. Litigation and other proceedings may result in the adoption of business practices different from those of our competitors, as well as settlement costs, damages, penalties or other charges, which would adversely affect our financial results.

Finally, we cannot be certain that litigation relating to businesses other than residential loan servicing will not have an adverse effect on our financial results. On July 9, 2004, a jury rendered a verdict of $9.3 million against Ocwen, the Bank and OTX in litigation brought by Cartel Asset Management, Inc. (“Cartel”) in federal court in Denver, Colorado. This litigation did not relate to our core Residential Loan Servicing business practices. On July 16, 2004, the judge in the Cartel litigation ordered a new trial on damages on the ground that the testimony of plaintiff’s damages expert should have been, but was not, excluded. For additional information regarding the Cartel litigation, see “Our Business—Legal Proceedings.”

We incur significant costs related to governmental regulation.

Our business is subject to extensive regulation and supervision by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. Our banking and servicing activities are subject to numerous federal agencies, laws and regulations, including the OTS, the FDIC, the Board of Governors of the Federal Reserve System, the FHLB of New York, the Home Owners’ Loan Act, the Federal Deposit Insurance Act, the Community Reinvestment Act and provisions of the Gramm-Leach-Bliley Act and USA PATRIOT Act. We also are required to comply with a variety of federal, state and local consumer protection laws, including the Fair Debt Collections Practice Act, Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and are subject to the rules and regulations of state regulatory authorities with respect to our operations. These requirements can and do change as statutes and regulations are enacted, promulgated or amended.

These statutes and regulations, among other things, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers, prohibit discrimination and, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts. We incur significant costs on an on-going basis to comply with governmental regulations, which adversely affects our net income. If our regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which could adversely affect our net income.

If, as described under “Our Business—Our Strategies,” we were to no longer control a federal savings bank, we would no longer be subject to federal banking regulations but would remain subject to certain federal, state and local consumer protection provisions. We also would become subject to regulation in a number of states as a mortgage service provider and/or as a debt collector. We have not previously operated our mortgage servicing business under such regulatory regimes and there can be no assurance that this transition would not result in additional costs or uncertainties that would have a material adverse effect on the profitability of our mortgage servicing business.

We may be unable to obtain the necessary additional capital to finance the growth of our business.

Our financing strategy includes the use of leverage. Accordingly, our ability to remain in business and finance our operations rests in part on our ability to borrow money. Our ability to borrow money depends on a variety of factors, including:

•	our ability to meet our current debt service obligations on our existing debt;

•	our corporate credit rating as evaluated from time to time by rating agencies and the occasion of any changes to their published ratings;

•	our financial performance and the perception that existing and potential lenders have of our financial strength;

•	our ability to compete with other banks for deposits;

•	limitations imposed on us by regulatory agencies and/or existing lending agreements that limit our ability to raise additional debt; and

•	general economic conditions and the impact they have on the availability of credit.

An event of default, a negative ratings action by a rating agency, the perception of financial weakness resulting from continuing operating losses increase in the cost of competing for deposits, an action by a regulatory authority or a restriction imposed on us as a function of a debt covenant that serves to limit our ability to borrow money, or a general deterioration in the economy that constricts the availability of credit may increase our cost of funds and make it difficult for us to renew existing credit facilities and obtain new lines of credit.

If, as described under “Our Business—Our Strategies,” we were to cease to control a federal savings bank, we would no longer be able to rely on deposits obtained through the Bank as a source of funding. Although we believe that we would be able to replace these deposits with other financing arrangements, we can provide no assurance that such alternative funding sources would be adequate to meet our needs or would not increase our cost of funds.

Our international operations are subject to political and economic uncertainties and other risks beyond our control.

We conduct business in the United States, and we have established two software development and servicing operations centers in India. Through Global Servicing Solutions, LLC (“GSS”), a joint venture formed with Merrill Lynch to service assets in other countries, we now have two fully operational offices located in Tokyo, Japan and Taipei, Taiwan, and are in the process of establishing operations in London, England, Beijing, China, Canada and Germany. In addition, we are also in the process of establishing operations in Belfast, Northern Ireland, and recently acquired a bank in Germany. Our foreign operations are subject to risks beyond those associated with our United States operations, including:

•	unexpected changes in local regulatory requirements;

•	unfavorable changes in trade protection laws;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences;

•	adaptability problems;

•	increased accounting and control expenses;

•	the burden of complying with foreign laws;

•	adverse social, political, labor or economic conditions;

•	changes in foreign currency exchange rates; and

•	our limited international experience.

Although we evaluate hedging strategies to limit the effects of currency exchange rate fluctuations on our results of operations, there can be no assurance that our strategies will achieve their intended purpose. Further, we may be unable to effectively manage the risks listed above in order to realize the benefits of international operations.

We face strong competition in our primary business segment.

We face strong competition from a variety of competitors in our residential loan servicing business. These competitors include several smaller companies focused on servicing as well as a number of large financial institutions. These financial institutions generally have significantly greater resources and access to capital than we do, resulting in a lower cost of funds and a greater ability to purchase mortgage servicing rights. Because a part of our strategy depends on our ability to obtain mortgage servicing rights, we can provide no assurance that such competition will not have an adverse impact on our ability to implement our strategy.

In general, our competition has intensified in recent years as the low-interest rate environment has created favorable conditions for other companies and banks to enter the residential subprime loan business or expand their existing activities within the industry. While some of these entities only originate and do not currently service loans, there is no assurance that they will not develop internal servicing capability or outsource the servicing function to one of our competitors. Recently, some originators from whom we have purchased servicing rights in the past have developed their own servicing capabilities.

We may be unable to satisfy consumer demand for new technologies.

Part of our business strategy is to expand our sales of proprietary technology products, including REALServicing, REALTrans and REALSynergy. Rapid change and uncertainty due to new and emerging technologies characterize the software industry. Our ability to grow our technology revenue is dependent upon our ability to develop and introduce new products and enhance existing products to satisfy consumer demand for new technologies. Because the pace of change continues to accelerate and new opportunities for competitors arise, our business planning is subject to substantial uncertainty. If we do not successfully identify new product opportunities and develop and bring new products to market in a timely and efficient manner, our business will suffer. New platforms and products may gain popularity with customers, vendors and loan originators, reducing or eliminating the potential for future revenue.

There is fierce competition in the software industry; however, our products compete in a limited market. While we believe REALServicing, REALTrans and REALSynergy each present greater functionality and a better value than competing products in the market, our products may not realize any competitive advantage. Competitors may arrive at a technology that creates a new market altogether and renders our product offerings obsolete. We may not be successful in introducing the products to the market on a commercial basis or in translating the products’ business, marketing and pricing models into revenue sufficient to produce net income.

The software industry is inherently complex. New products and product enhancements can require long development and testing periods. While we believe our products are attractive to the mortgage and real estate industries, the computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. We may experience future difficulties that could delay or prevent the successful development, introduction or marketing of our products. Further, our products and product enhancements may not meet the requirements of the marketplace and achieve market acceptance. If we are unable to develop and introduce products of acceptable quality in a timely manner in response to changing market conditions or customer requirements, our business could be adversely affected.

We may not be able to adequately protect our proprietary rights or information.

Our success is in part dependent upon our proprietary information and technology. We rely on a combination of copyright, trade secret and contract protection to establish and protect our proprietary rights in our products and technology. In general, we enter into intellectual property agreements with all employees (including our management and technical staff) and consultants as well as limit access to and distribution of our proprietary information. We cannot be sure that we have taken adequate steps to deter misappropriation of our proprietary rights or information. Independent third parties may develop products and technology substantially similar to ours. Although we believe that our products and technology do not infringe any proprietary rights of others, we could be subject to claims of infringement in the future.

The loss of the services of our senior managers could have an adverse effect on us.

The experience of our senior managers is a valuable asset to us. Our chairman and chief executive officer, William C. Erbey, has been with us since our founding in 1987 and our president, Ronald M. Faris, joined us in 1991. Our chief financial officer, Mark S. Zeidman, has been with us since 1997. Other senior managers of ours have been with us for 10 years or more. We do not have employment agreements with, or maintain key man life insurance relating to, Mr. Erbey, Mr. Faris, Mr. Zeidman or any of our other executive officers. The loss of the services of our senior managers could have an adverse effect on us.

Other industry risks could affect our financial performance.

We face many industry risks that could negatively affect our financial performance. For example, we face the risk that increased criticism from consumer advocates or the media could hurt consumer acceptance of our services and could lead to the adoption of different business practices. In addition, the financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures may interrupt or delay our ability to provide services to our customers. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in certain of our services. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our customers’ personal information and transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us. In addition, we rely on our foreign employees for a number of our business processes in our call and data centers overseas. The issue of outsourcing to lower-cost foreign workers and the impact on the U.S. labor market has recently attracted significant negative media and Congressional attention, and Congress or individual states could enact new laws regulating outsourcing that could adversely affect us.

We may be required to repurchase loans or indemnify investors if we breach representations and warranties that we made in connection with the sale of those loans.

Historically, we purchased and originated loans that were subsequently pooled and securitized or sold outright. While we no longer purchase, originate or securitize a significant volume of loans, on substantially all loans sold we made representations or warranties at the time the loans were sold. We may be required to repurchase loans at a price equal to the then outstanding principal balance of the loan and any accrued and unpaid interest thereon, if there were a breach of those representations or warranties. Additionally, we may be required to advance funds to the securitization trusts or to indemnify the trustee or the underwriters of a securitization under specific circumstances.

We are subject to investment risks.

A component of our previous business strategy in the Residential Discount Loan and Subprime Finance non-core business lines was the acquisition, origination and securitization of residential mortgage loans. We had historically retained subordinate and residual interests in connection with the securitization of our loans and had acquired other residual interests in connection with our acquisition of OAC. The performance of these securities in prior years was negatively impacted by higher than expected prepayment speeds and credit losses experienced on the mortgage loans collateralizing the securities. We have reduced our exposure to loss on these investments by selling most of the portfolio. However, we remain subject to the risk of loss on our remaining securities primarily to the extent that future credit losses exceed expected credit losses.

We continue to own loans and match funded loans relating to our non-core businesses. We believe that we have established adequate allowances for losses for each of our loans and match funded loans in accordance with generally accepted accounting principles. Future additions to these allowances, in the form of provisions for losses on loans and match funded loans, may be necessary, however, due to changes in economic conditions and the performance of these portfolios. There can be no assurance that we will not determine to further increase our allowances for losses on loans. Increases in our provisions for losses on loans would adversely affect our results of operations.

Risks Relating to the Notes

The notes will be unsecured and effectively subordinated to the rights of our existing and future secured creditors.

The notes represent our unsecured obligations. Accordingly, holders of our secured indebtedness will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of a bankruptcy, liquidation or dissolution, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. As of June 30, 2004, Ocwen Financial Corporation had approximately $12.502 million of indebtedness outstanding, $12.500 million of which was secured indebtedness. The indenture relating to the notes does not include any express restrictions on our ability to incur additional secured indebtedness.

The notes are effectively subordinated to liabilities of our subsidiaries.

The notes are not guaranteed by our subsidiaries and therefore the notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. As of June 30, 2004, the aggregate amount of indebtedness of our subsidiaries was $688.7 million.

We are a holding company and we depend upon cash from our subsidiaries to service our debt. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may not be able to make payments on the notes.

We are a holding company and substantially all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the earnings and cash flows of, and cash distributions, dividends or other payments from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the required payments on the notes. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may not be able to pay the principal or interest on the notes.

The payments of dividends or the making of distributions or other payments to us by our subsidiaries may be subject to regulatory or contractual restrictions. In particular, the Bank’s ability to pay dividends or make distributions to us may be limited by the OTS. The OTS requires that the Bank file an application for the prior approval of capital distributions and, if certain conditions are not met, the OTS may deny the Bank’s application. In addition, the Bank is required to maintain certain capital requirements that effectively limit the amount of funds that the Bank has available to distribute or pay to us. See “Our Business—Governmental Regulation.”

We cannot assure you that the applicable regulatory authorities or the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient cash distributions, dividends or other payments to fund payments on the notes when due.

Our ability to purchase the notes with cash at your option or upon a fundamental change may be limited.

Holders of the notes may require us to purchase all or a portion of their notes for cash at specific times and upon the occurrence of specific circumstances involving the events described under “Description of the Notes—Repurchase of Notes at the Option of Holders.” We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the notes in cash. Our ability to purchase the notes in that event may be limited by law, by regulatory authorities, including the OTS, by the indenture, by the terms of other agreements relating to our indebtedness and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future indebtedness.

The financial and credit markets could adversely affect the market price of the notes.

The market price of the notes will be based on a number of factors, including:

•	the prevailing interest rates being paid by companies similar to us;

•	the overall condition of the financial and credit markets;

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	evaluations by credit rating agencies;

•	the market price and volatility of our common shares;

•	changes in our industry and competition; and

•	general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

The conversion feature of the notes could result in you receiving less than the value of the common shares into which a note is convertible.

The notes are convertible into our common shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common shares into which the notes would otherwise be convertible.

The make-whole premium payable on notes converted or repurchased in connection with certain corporate transactions may not adequately compensate you for the lost option value of your notes as a result of such corporate transactions.

If certain corporate transactions occur on or prior to August 1, 2009, we will in certain circumstances pay a make-whole premium on notes converted or repurchased in connection with these transactions. The amount of the make-whole premium will be determined based on the date on which the corporate transaction becomes effective and the price per share of our common stock in the corporate transaction as described below under “Description of the Notes—Repurchase of Notes at the Option of Holders—Make-Whole Premium.” While the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of such corporate transactions, such make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the corporate transaction occurs after August 1, 2009 or if the price paid per share of our common stock in the corporate transaction is less than our common stock price at the date of issuance of the notes, there will be no make-whole premium.

If we elect to settle upon conversion in cash or a combination of cash and shares of our common stock, holders may receive no shares of our common stock or fewer shares than the number into which their notes are convertible and there will be a delay in settlement.

If we elect to satisfy our conversion obligation to holders by paying the cash value of the common stock into which the notes are convertible or by a combination of cash and shares of common stock, upon conversion of all or a portion of their notes, holders may not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the notes. In addition, there will be a significant delay in settlement and, because the amount of cash and/or common stock that a holder will receive in these circumstances will be based on the sales price of our common stock for an extended period between the conversion date and settlement date, holders will bear the market risk with respect to the value of our common stock for such extended period. Finally, our liquidity may be reduced to the extent that we choose to deliver cash rather than shares of common stock upon conversion of the notes.

Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

Although the notes that were sold to qualified institutional buyers pursuant to Rule 144A are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. Accordingly, we cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

At the time of the initial sale of the notes, the initial purchaser advised us that it intended to make a market in the notes. However, the initial purchaser is not obligated to do so and may discontinue this market-making activity at any time without notice. If a trading market does not exist, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. Any trading market for the notes may be discontinued at any time. Any trading prices of the notes in any public market will depend on many factors, including, among other things, the price of our common shares into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common shares into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

We will increase our leverage as a result of the sale of the notes.

In connection with the sale of the notes, we incurred $175 million of indebtedness. As a result, our interest payment obligations increased. The degree to which we are leveraged could adversely affect our ability to obtain further financing or working capital, consummate acquisitions or otherwise pursue our strategies and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

There are no restrictive covenants in the notes indenture relating to our ability to incur future indebtedness or complete other financial transactions.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness senior to the notes, or indebtedness at the subsidiary level to which the notes would be structurally subordinated.

A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. The indenture contains no covenants or other provisions to afford protection to holders of the notes upon the occurrence of a fundamental change except to the extent described under “Description of the Notes—Repurchase of Notes at the Option of Holders—Fundamental Change Put” and “Description of the Notes—Make-Whole Premium.”

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for any non-convertible debt securities we may issue.

A change in the accounting treatment of the notes could have an adverse impact on the market price of our common stock and the notes.

On September 30, 2004, the Emerging Issues Task Force of the Financial Accounting Standards Board announced that it had finalized a change in the accounting treatment of contingent convertible securities that will in certain circumstances require the full number of shares into which the notes may be convertible to be immediately included in shares outstanding for purposes of calculating diluted earnings per share. The change in accounting treatment is retroactive and will take effect for reporting periods ending after December 15, 2004. If applicable to the notes, the change could have the effect of reducing our reported earnings per share, which could in turn have an impact on the market price of our common stock and the notes.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

Holders of the notes are entitled to convert the notes into our common stock (or, at our election, cash or a combination of cash and common stock) upon certain conditions described in “Description of the Notes—Conversion Upon Specified Corporate Transactions,” including if the closing sale price of our common stock on each of at least 20 trading days in the 30 consecutive trading day period ending on the last day of the prior calendar quarter exceeds 125% of the then prevailing conversion price in effect on that last trading day. Even if the accounting change discussed above is not applicable to the notes, satisfaction of the conversion conditions will lead to a decrease in diluted earnings per share because the underlying shares will be included in our diluted earnings per share calculation at the time that the conversion conditions are satisfied. Volatility in our common stock price could cause this common stock price conversion condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our diluted earnings per share.

Conversion of the notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our long-term senior debt, or in the future to the notes, could cause the liquidity or market value of the notes to decline significantly.

There can be no assurance that the ratings currently assigned to our long-term senior debt will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes in our business, warrant such a change. We are currently on negative credit watch by Moody’s. An adverse change in our long-term debt rating could cause the liquidity or market value of the notes to decline significantly.

We do not intend to seek a rating on the notes and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces the rating assigned to the note, in the future, the liquidity of the notes and the market price of the notes and our common stock could be adversely affected.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold the notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring shareholder approval and the record date for determining shareholders of record entitled to vote on the amendment occurs prior to your conversion of notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

Risks Relating to Ownership of Our Common Shares

Our common share price may experience substantial volatility, which may affect your ability, following any conversion, to sell our common shares at an advantageous price and could impact the market value of the notes.

The market price of our common shares has been and may continue to be volatile. For example, the closing market price of our common shares on the New York Stock Exchange has fluctuated during the past twelve months between $4.60 per share and $12.57 per share and may continue to fluctuate. Therefore, the volatility may affect your ability to sell our common shares at an advantageous price. In addition, this may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. Market price fluctuations in our common shares may be due to acquisitions, dispositions or other material public announcements, along with a variety of additional factors including, without limitation, those set forth under “Risk Factors” and “Forward-Looking Statements.” In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and our common shares.

Our directors and executive officers collectively own a large percentage of our common shares and could influence or control matters requiring shareholder approval.

As of June 30, 2004, our directors and executive officers and their affiliates collectively owned or controlled approximately 42% of our outstanding common shares. This includes approximately 28% owned or controlled by our chairman and chief executive officer, William C. Erbey, and approximately 13% owned or controlled by our director and former chairman, Barry N. Wish. As a result, these shareholders could influence or control virtually all matters requiring shareholder approval, including amendment of our articles of incorporation, the approval of mergers or similar transactions and the election of all directors.

Shares of our common stock are relatively illiquid.

As of June 30, 2004, we had 68,201,948 shares of common stock outstanding. As of that date, approximately 42% of our common shares were held by our officers and directors and their affiliates and another approximately 15% of our common shares were held by three investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock, and therefore the trading price of the notes, than would be the case if our public float were larger.

Because of certain features of the notes and certain provisions of our organizational documents, takeovers may be more difficult, possibly preventing you from obtaining an optimal share price.

In the event of certain change of control transactions in respect of our company, holders of the notes have the right to convert their notes into shares of our common stock or require us to repurchase in cash all or any portion of their notes. In addition, in certain change of control transactions that occur on or prior to August 1, 2009, we are required to pay a make-whole premium on notes converted or repurchased. These features of the notes effectively increase the cost of a takeover of our company and may deter potential acquirers.

In addition, our articles of incorporation provide that the total number of shares of all classes of capital stock that we have authority to issue is 220 million, of which 200 million are common shares and 20 million are preferred shares. Our board of directors has the authority, without a vote of the shareholders, to establish the preferences and rights of any preferred or other class or series of shares to be issued and to issue such shares. The issuance of preferred shares could delay or prevent a change in control. Since our board of directors has the power to establish the preferences and rights of the preferred shares without a shareholder vote, our board of directors may give the holders of preferred shares preferences, powers and rights, including voting rights, senior to the rights of holders of our common shares.

FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “plan,” “intend,” “expect” and similar expressions identify forward-looking statements. Such forward-looking statements may include, but are not limited to, the following:

•	predictions regarding changes in the interest rate environment or the possible impact of any such changes on our results of operations;

•	estimates regarding the benefits of cost saving opportunities and quality workforce in India;

•	projections for staff reduction in the United States and growth in our India workforce;

•	predictions as to the potential business opportunities in business process outsourcing;

•	predictions regarding the outcome of litigation;

•	predictions regarding sales of our commercial and affordable housing assets; and

•	intentions related to sources of financing and a possible debanking.

Forward-looking statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following:

•	general economic and market conditions;

•	prevailing interest or currency exchange rates;

•	availability of servicing rights for purchase;

•	governmental regulations and policies;

•	international political and economic uncertainty;

•	availability of adequate and timely sources of liquidity;

•	uncertainty related to dispute resolution and litigation; and

•	real estate market conditions and trends.

Further information on the risks specific to our business are detailed in our reports and filings with the SEC, including our periodic reports on Form 10-K and Form 10-Q and our current reports on Form 8-K. In addition, some of the factors that may cause actual results, developments and business decisions to materially differ from those contemplated by such forward-looking statements include the risk factors discussed under “Risk Factors” beginning on page 10 of this prospectus. The forward-looking statements speak only as of the date they are made and should not be relied upon. We undertake no obligation to update or revise the forward-looking statements.

USE OF PROCEEDS

The selling securityholders will receive all proceeds from the sale of the notes and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale by any selling securityholder of the notes or shares of common stock issuable upon the conversion of the notes.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2003	2004	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges
Including interest on deposits (1)	(3)	2.03x	1.19x	1.14x	(2)	(2)	1.12x
Excluding interest on deposits (1)	(3)	3.07x	1.43x	1.31x	(2)	(2)	1.19x

(1)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and effect of change in accounting principles, adjusted for losses and undistributed income from equity investees plus fixed charges by (y) fixed charges.

(2)	Due to our losses in 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $82.1 million and $41.8 million in those years, respectively, to achieve coverage of 1:1.

(3)	Due to our loss in the six months ended June 30, 2003, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $4.3 million during this period to achieve coverage of 1:1.

PRICE RANGE OF COMMON STOCK

The following table sets forth the high and low closing sales prices for our common stock, as traded on the New York Stock Exchange:

	High	Low
Fiscal Year Ended December 31, 2002
First Quarter	$8.48	$6.47
Second Quarter	$7.50	$5.31
Third Quarter	$5.80	$2.67
Fourth Quarter	$3.05	$2.28

Fiscal Year Ended December 31, 2003
First Quarter	$3.40	$2.71
Second Quarter	$4.87	$3.13
Third Quarter	$5.09	$4.12
Fourth Quarter	$8.88	$4.60

Fiscal Year Ended December 31, 2004
First Quarter	$11.50	$8.48
Second Quarter	$12.57	$9.56
Third Quarter	$11.99	$7.75
Fourth Quarter (through October 11, 2004)	$9.48	$9.07

DIVIDEND POLICY

We do not currently pay cash dividends on our common stock and have no current plans to do so in the future. The timing and amount of future dividends, if any, will be determined by our board of directors and will depend upon, among other factors, our earnings, financial condition, cash requirements, the capital requirements of the Bank and other subsidiaries and investment opportunities at the time any such payment is considered. In addition, the indentures relating to our 10.875% junior subordinated debentures due 2027 contain certain limitations on our ability to pay dividends.

As a holding company, the payment of any dividends by us will be significantly dependent on dividends and other payments received from our subsidiaries, including the Bank. For a description of limitations on our ability to pay dividends on our common stock and on the ability of the Bank to pay dividends, see Note 21 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial information for the years indicated. Our historical operations and balance sheet data at and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited financial statements. We have reclassified certain amounts included in the 1999, 2000, 2001, 2002 and 2003 selected consolidated financial information to conform to the 2004 presentation included in “Summary—Summary Consolidated Financial Information.” The selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in our Annual Reports on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus.

	As of December 31,
	1999 (1)	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and amounts due from depository institutions	$125,799	$18,756	$23,081	$76,598	$215,764
Interest earning deposits	116,420	134,980	111,574	30,649	324
Federal funds sold and repurchase agreements	112,000	—	126,000	85,000	—
Trading securities, at fair value (2) (3):
U.S. Treasury securities & AAA-rated CMO’s	—	277,595	161,191	21,556	6,679
Subordinates, residuals & other securities	—	112,647	65,058	37,339	42,841
Securities available for sale, at fair value (3)	587,518	—	—	—	—
Real estate (2) (6)	435,747	291,850	240,779	120,715	103,943
Affordable housing properties (2)	150,989	142,812	102,069	15,319	7,410
Loans, net (2)	1,115,850	631,634	185,293	76,857	28,098
Match funded assets, net (4)	157,794	116,987	174,351	167,744	130,087
Premises and equipment, net	49,038	43,152	44,589	44,268	41,944
Advances on loans and loans serviced for others (2)	162,548	227,055	283,183	266,356	374,769
Mortgage servicing rights (2)	11,683	51,426	101,107	171,611	166,495
Receivables	29,536	46,597	55,154	78,900	88,157
Other assets	226,752	153,929	37,721	29,330	33,607

Total Assets	$3,281,674	$2,249,420	$1,711,150	$1,222,242	$1,240,118

Deposits (7)	$1,571,227	$1,202,044	$656,878	$425,970	$446,388
Escrow deposits on loans and LSFOs (7)	243,420	56,316	73,565	84,986	116,444
Securities sold under agreements to repurchase	47,365	—	79,405	—	—
Bonds-match funded loan agreements (8)	141,515	107,050	156,908	147,071	115,394
Lines of credit and other secured borrowings (9)	194,102	39,168	90,539	82,745	150,384
Notes and debentures (9) (10)	311,337	167,095	154,070	76,975	56,249
Accrued interest payable	32,569	22,096	12,836	7,435	4,789
Excess of net assets acquired over purchase price	56,841	36,665	18,333	—	—
Accrued expenses, payables and other liabilities	63,856	36,030	28,351	28,315	31,926

Total Liabilities	$2,662,232	$1,666,464	$1,270,885	$853,497	$921,574

Minority interest in subsidiary	—	—	—	1,778	1,286

Company obligated, mandatorily redeemable securities (10)	110,000	79,530	61,159	56,249	—

Stockholders’ equity:
Common stock	686	672	673	673	675
Additional paid-in capital	232,340	223,163	224,142	224,454	225,559
Retained earnings	277,002	279,194	154,413	85,637	90,406
Accumulated other comprehensive (loss) income, net	(586)	397	(121)	(46)	615

Total Stockholders’ equity (11)	$509,442	$503,426	$379,106	$310,718	$317,258

	$3,281,674	$2,249,420	$1,711,150	$1,222,242	$1,240,118

	For the Year Ended December 31,
	1999 (1)	2000	2001	2002	2003
	(in thousands)
Statement of Operations Data:
Servicing and related fees (2) (13)	$75,436	$86,450	$122,808	$127,787	$139,744
Vendor management fees	754	11,089	13,988	18,299	29,842
Gain (loss) on trading and match funded securities, net (3)	—	(3,971)	16,330	7,012	3,344
Impairment charges on securities available for sale (3)	(58,777)	(11,597)	—	—	—
Valuation gains (losses) on real estate (16)	(30,825)	(27,378)	(22,281)	(35,002)	(7,429)
Gain (loss) on sales of real estate	38,018	45,463	14,155	4,098	466
Operating income (loss) from real estate (17)	(8,577)	17,538	4,496	7,864	5,127
Amortization of excess of net assets acquired over purchase price (20)	3,201	14,112	18,333	—	—
Gain (loss) on repurchases of debt (9)	8,474	29,704	3,774	(1,461)	(445)
Other income (5) (14) (15)	106,205	40,065	2,686	5,415	6,848

	133,909	201,475	174,289	134,012	177,497

Interest income	253,224	184,816	83,371	37,235	24,122
Interest expense	155,542	169,090	93,329	55,762	38,716

Net interest income (expense) before provision for loan losses (10) (12)	97,682	15,726	(9,958)	(18,527)	(14,594)
Provision for loan losses	6,710	15,177	15,666	13,629	(2,684)

Net interest income after provision for loan losses	90,972	549	(25,624)	(32,156)	(11,910)

Total revenue	$224,881	$202,024	$148,665	$101,856	$165,587

Non-interest expense (18)
Compensation and employee benefits	$102,173	$83,086	$84,914	$77,778	$72,221
Occupancy and equipment	18,501	12,005	11,577	11,843	13,159
Technology and communication costs	21,005	23,876	26,768	25,270	21,121
Loan expenses	12,571	13,051	15,811	12,605	14,252
(Gain) loss on investments in affordable housing properties	(300)	9,434	17,536	21,916	284
Amortization/writeoff of excess of purchase price over net assets acquired	4,448	3,124	3,112	2,231	—
Professional services and regulatory fees	13,992	12,829	14,749	16,383	26,054
Other operating expenses	16,087	12,099	8,849	9,600	10,409

	$188,477	$169,504	$183,316	$177,626	$157,500

Distributions on company-obligated, mandatorily redeemable securities of subsidiary trust holding solely junior subordinated debentures of the Company	3,111	11,381	7,131	6,287	3,059

Income (loss) before minority interest, income taxes and effect of change in accounting principle	23,293	21,139	(41,782)	(82,057)	5,028
Minority interest—income (loss)	(638)	—	—	(99)	(492)
Income tax expense (benefit) (19)	4,099	18,947	83,000	2,983	748

Income (loss) before effect of change in accounting principle	19,832	2,192	(124,782)	(84,941)	4,772
Effect of change in accounting principle (20)	—	—	—	16,166	—

Net income (loss)	$19,832	$2,192	$(124,782)	$(68,775)	$4,772

(1)	Financial data we have presented for 1999 included our wholly owned UK subsidiary, Ocwen UK Limited, formerly known as Ocwen UK plc (“Ocwen UK”). Ocwen UK was engaged in the subprime mortgage loan origination and servicing business, began operations on April 24, 1998 and was sold on September 30, 1999. The financial data presented also included OAC, which was acquired in October 1999. Previously, we accounted for our investment in OAC and its operating partnership subsidiary, Ocwen Partnership L.P. (“OPLP”), under the equity method.

(2)	Beginning in early 2000, we ceased conducting the origination and acquisition of loans, real estate owned, investments in real estate, residual and subordinate trading securities and affordable housing properties. Since then, our results reflect the ongoing management and resolution of these assets. At the same time we shifted our focus toward growing fee-based businesses, primarily residential loan servicing and OTX, our technology solutions business. As a result, our investment in mortgage servicing rights and servicing advances has grown, as well as the related residential servicing fees. Additionally, we have incurred losses in the development and marketing of OTX products. Those losses (pre-tax) amounted to $(33,951), $(36,392), $(24,144), and $(11,520) during 2000, 2001, 2002 and 2003, respectively.

(3)	On September 30, 2000 we began to account for securities available for sale and match-funded securities as trading securities. For these securities, changes in fair value are reported in income in the period of change. Previously, we accounted for our securities as available for sale, and the unrealized gains and losses for these securities were reported as a separate component of accumulated other comprehensive income in stockholders’ equity.

(4)	Match funded assets at December 31, 1999 and 2000 were comprised solely of securitized loans and securities. Match funded assets at December 31, 2001, 2002 and 2003 also included $101,963, $121,702 and $105,788, respectively, of loan servicing advances which were sold but did not qualify as a sale for accounting purposes. We have accounted for these transactions as secured borrowings with pledges of collateral. We acquired the match-funded loans as a result of our acquisition of OAC.

(5)	Includes equity in losses we incurred for 2000 related primarily to our investment in Kensington Group PLC (Kensington) in 1999. Also includes equity in losses for 1999 related primarily to our investment in Kensington and our equity investments in OAC and OPLP, before their acquisition in October 1999.

(6)	Balances at December 31, 1999, 2000, 2001, 2002 and 2003 included $252,604, $75,080, $78,544 $51,588 and $48,210, respectively, of properties that we acquired as a result of our acquisition of OAC. Balances also include properties we acquired by foreclosures on loans we owned, which have declined as a result of sales and our exit from the loan origination and acquisition businesses.

(7)	Since 2000, we have been reducing our reliance on brokered certificates of deposit as a source of funding. The amount of such deposits outstanding amounted to $968,432, $484,698, $198,248 and $84,328 at December 31, 2000, 2001, 2002 and 2003, respectively.

(8)	Balances included bonds-match funded agreements we assumed as a result of our acquisition of OAC in 1999. At December 31, 2001, 2002 and 2003 the balance also included $91,766, $106,797 and $94,967, respectively, collateralized by loan servicing advances.

(9)	Balance at December 31, 1999 included $159,170 of lines of credit we acquired in connection with our acquisition of OAC. During 2000 we paid down these lines significantly as a result of real estate sales. Balance at December 31, 1999, also included $140,487 of 11.5% Notes we acquired in connection with our acquisition of OAC and repurchased during 2000. During 1999, 2000, 2001, 2002, and 2003 we repurchased a total of $54,150, $146,755, $13,025, $77,095 and $33,500, respectively, of fixed rate debt with high interest rates. Balance at December 31, 2003 includes the $56,249 outstanding balance of our Capital Securities. See Note (10) below.

(10)	Effective with our adoption of Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” on July 1, 2003, we reclassified the $56,249 outstanding balance of our Capital Securities to Notes and Debentures. Beginning with the third quarter of 2003, distributions are reported as interest expense.

(11)	Stockholders’ equity includes our issuance of 12,371,750 shares of common stock in the amount of $96,809 in connection with our acquisition of OAC in 1999. We repurchased 4,611,700 shares for $30,691, 1,388,300 shares for $8,996 and 500,000 shares for $2,262 during 1999, 2000 and 2003, respectively.

(12)	Net interest income for 1999 included $21,827 earned by Ocwen UK prior to its sale.

(13)	Servicing and other fees earned during 1999 included $9,691 attributed to Ocwen UK prior to its sale.

(14)	We recognized $36,804 of net gains in connection with the securitization of loans during 1999. During the third quarter of 1999, we decided to structure future securitizations as financing transactions, thereby preceding our use of gain-on-sale accounting. The gains we earned from loan sales during 1999 included $8,940 from Ocwen UK prior to its sale.

(15)	Other income for 1999 included a $50,371 gain from the sale of Ocwen UK and 2000 included a gain of $20,025 from the sale of our unconsolidated investment in Kensington on November 22, 2000. Kensington was engaged in the subprime mortgage loan origination business in the UK.

(16)	Valuation losses included impairment charges on real estate properties acquired in connection with our acquisition of OAC of $704, $1,471, $14,549 and $7,526, for 2000, 2001, 2002 and 2003, respectively. Gains on sales of real estate for 2000 included $20,806 from the sale of four office buildings we had acquired in connection with our acquisition of OAC.

(17)	Results for 2000, 2001, 2002 and 2003, and to a lesser extent 1999, included operating income from real estate properties acquired as a result of our acquisition of OAC. Only two properties remain at December 31, 2003, of which one was sold in January 2004 for proceeds that approximated carrying value. Results for 2000, 2001, 2002, and 2003 also included equity in earnings related to certain loans acquired during the first quarter of 2000 which we accounted for as investments in real estate under the equity method. These loans had been fully repaid as of December 31, 2003.

(18)	Non-interest expenses for 1999 included $36,114 attributed to Ocwen UK prior to its sale.

(19)	Income tax expense we recorded for 1999, 2000 and 2001 included $2,500, $17,500 and $83,000, respectively, of net provisions to increase the valuation allowance on prior years’ deferred tax assets. No such provision was required for 2002 or 2003.

(20)	Upon adoption of SFAS No. 142 effective January 1, 2002 we reversed the unamortized balance of the excess of net assets acquired over purchase price (negative goodwill) of $18,333 and recorded $3,333 of impairment charges on goodwill and intangible assets. These amounts have been reported as the effect of a change in accounting principle, net of an income tax benefit of $1,166.

OUR BUSINESS

Overview

We are a financial services company headquartered in West Palm Beach, Florida. Our primary business is the servicing of performing, sub-performing and non-performing subprime residential mortgage loans. We obtain mortgage servicing rights either by purchasing these rights from the owners of the mortgages or by entering into contracts with other financial institutions to subservice mortgage loans. Subprime residential mortgages comprised the vast majority of the approximately $37.7 billion in total unpaid principal balance in our portfolio as of December 31, 2003. Our residential loan servicing business contributed $118.3 million of our $158.5 million in servicing and other fees during the year ended December 31, 2003. In addition, we provide a range of other fee-based services related to business process outsourcing, unsecured collections and loan servicing technology for the mortgage and real estate industries which, together with residential loan servicing, we call our “core businesses.” For the year ended December 31, 2003, we recorded approximately $4.8 million in net income and, as of December 31, 2003, we had approximately $1.2 billion in total assets.

Our company was organized in February 1988 in connection with the acquisition of the Bank. We are a registered savings and loan holding company subject to regulation by the OTS. The Bank is a wholly owned subsidiary of ours and is also subject to regulation by the OTS, as its chartering authority, and by the FDIC, as a result of its membership in the Savings Association Insurance Fund, which insures the Bank’s deposits to the maximum extent permitted by law. The Bank is also subject to regulation by the Federal Reserve Board and currently is a member of the FHLB of New York, one of the 12 regional banks that comprise the FHLB System. We conduct many of our activities, including our residential loan servicing business, through the Bank.

In early 2000, we began the execution of our strategic plan to shift our business activities away from capital-intensive businesses involving the purchase or origination of loans, real estate and related assets toward less capital-intensive businesses that generate fee-based revenues. As a result, we generally ceased to originate or invest in assets in certain of our non-core businesses unless contractually committed to do so. However, we continue to actively manage and resolve the remaining assets in these segments, having reduced assets associated with our non-core businesses from $1.9 billion at March 31, 2000 to $149.0 million at June 30, 2004. Our core and non-core businesses are as follows:

Core Businesses	Non-Core Businesses
Residential Loan Servicing	Commercial Assets
Ocwen Technology Xchange (“OTX”)	Affordable Housing
Ocwen Realty Advisors (“ORA”)	Subprime Finance
Unsecured Collections
Business Process Outsourcing
Commercial Servicing

Segment results in recent years reflect growth in our residential loan servicing segment, continued investment in the development and marketing of our technology products, cessation of loan acquisition and origination activities and our continuing resolution or disposition of those assets associated with our non-core businesses. To date, the Residential Loan Servicing business has been profitable. Our Unsecured Collections business and ORA are profitable but smaller contributors to the bottom line. Both earn fee income for performing services for third parties. OTX markets several products to the real estate and mortgage industries and earns fee income from sales of those products. OTX has not been profitable in any completed fiscal year, but it has broken even through the first two quarters of 2004 primarily because OTX received a one-time documentation fee related to a significant new contract entered into during the second quarter of 2004. Business Process Outsourcing, which began offering business process outsourcing services late in 2002, was profitable for 2003. Our Commercial Servicing segment, which we previously called International Operations, was not profitable in 2003, reflecting start-up costs associated with expanding our asset servicing business to various other countries. Additional information regarding profitability of our business segments appears in the section captioned

“Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated herein by reference.

Our Industry

Our primary line of business is the servicing of subprime residential mortgages. We provide these services on behalf of financial institutions that have originated the mortgages or those that have the right to select the servicer in connection with mortgage-backed securitization transactions. The total volume of outstanding subprime mortgages has grown rapidly in recent years. According to Inside B&C Lending, an industry newsletter, the subprime residential mortgage market has grown from originations of $65.0 billion in 1995 to originations of $332.0 billion in 2003, representing approximately a 23% compounded annual growth rate. According to data compiled by Standard & Poor’s and Inside MBS & ABS, an industry publication, the total size of the mortgage-backed securitization market has also grown, increasing from approximately $15.9 billion in 1995 to an estimated $215.4 billion in 2003. Part of the growth in the subprime mortgage area is attributable to the significant amounts of new capital that have been invested in recent years in mortgage finance companies. According to SDC Platinum, a service which tracks financial transactions, approximately $5.1 billion in equity capital has been invested in such companies since June 2002.

The growth in the volume of subprime mortgages and securitizations has presented increased opportunities for entities, such as our company, that service these mortgages. According to National Mortgage News, which publishes statistics on the mortgage industry, the total volume of subprime mortgages serviced by the 38 largest servicers by volume was approximately $556.1 billion as of December 31, 2003, up from approximately $407.7 billion as of December 31, 2002.

As with the mortgage origination and servicing industry generally, the subprime residential mortgage servicing market is particularly sensitive to changes in interest rates. In general, lower interest rates have an adverse effect on mortgage servicers while higher interest rates create more favorable economic conditions for servicers. Over the past two years, interest rates have reached historic lows. Prior to the June 30, 2004 announcement by the Federal Open Market Committee of a 25 basis point increase to its target federal funds rate, the federal funds rate was at its lowest level in approximately 50 years.

Low interest rates have impacted mortgage originators and mortgage servicers in opposite ways. The low interest rate environment has benefited mortgage originators, as prospective homeowners have sought to finance and re-finance mortgages at attractive interest rates. Mortgage servicing companies have faced a more challenging environment during this period, however, as low interest rates have prompted some homeowners to prepay mortgages at faster than anticipated rates. Increased prepayment speeds adversely affect mortgage servicers due to the resulting increase in the rate of amortization of mortgage servicing rights. In addition, as a servicer of securitized loans we are typically obligated to advance to the securitization trust the difference between a full month of interest and the interest collected on loans that are repaid before the end of a calendar month. This expense, which is referred to as compensating interest expense, increases as prepayment speeds increase. Finally, low interest rates have negatively impacted the yield that mortgage servicers have earned on their float balances. These balances primarily reflect the principal and interest that have been collected by servicers from borrowers but not yet remitted to the owner of the mortgages. Servicers earn interest on these amounts and have experienced lower earnings on their float balances as a result of declining interest rates.

We believe that the prospects for servicing companies will improve in the short to medium-term. If interest rates continue to rise as expected, we believe that this would positively impact servicing companies in at least two ways. First, we believe that prepayment speeds would eventually slow in a higher interest rate environment. We would expect, however, prepayment speeds to decline more slowly in the subprime market than in the prime market because of the subprime market’s historic focus on home purchases and cash-out refinancings, which tend to be less interest rate sensitive, as opposed to interest rate driven refinancings. Second, increased short-term interest rates would have a favorable impact on earnings received on float balances. Finally, we believe that over time large Wall Street firms will represent an increasing percentage of the subprime residential mortgage market. We believe that such a development would represent a significant growth opportunity for servicing companies as these Wall Street firms historically have not developed their own servicing capabilities or shown a strong inclination to do so.

Our Competitive Strengths

We believe that we have a number of strengths that allow us to compete successfully in the growing subprime residential mortgage servicing market and the other related markets in which we do business. These include:

Recognized High Quality Mortgage Servicer

We have been recognized for the high quality of our mortgage servicing. In a 2003 study that included six of the top 10 subprime mortgage servicers conducted by LoanPerformance (formerly Mortgage Information Corporation or MIC), a research and analytics company that provides information to the mortgage industry, we were ranked first in multiple categories, including our performance in minimizing total losses, total loss frequency, REO losses, REO loss severity and REO loss frequency.

The superior quality of our servicing enhances our profitability by increasing the percentage of problem loans on which we are able to achieve an early resolution, thereby avoiding the costs associated with ultimately foreclosing on such loans. We are also skilled at efficiently managing foreclosure timelines. As of March 31, 2004, our average time to foreclose on delinquent loans was approximately 14% shorter than Freddie Mac’s standard timelines. Our record as a servicer also gives us a competitive advantage in bidding for and winning new servicing and subservicing rights.

Low-Cost Mortgage Servicer

We believe that we are one of the lowest-cost servicers of subprime residential mortgages. We have attained this position through a combination of initiatives. We have globalized our operations, including the development of our servicing centers in Mumbai and Bangalore, India. As of March 31, 2004, 815 of our total of 1,577 employees in our Residential Loan Servicing business were based in our Indian servicing centers. In addition, we have developed and implemented our efficiency-enhancing proprietary software and Six Sigma-based process improvements. As a result of these and other initiatives, we reduced our average unit cost of servicing a loan by approximately 53% from 2000 to 2003.

State of the Art Proprietary Technology Systems

We have invested over $151.4 million in the development and implementation of proprietary technology over the past five years. The software products and automated processes developed as a result of this investment enhance the efficiency and functionality of our servicing operations and provide an opportunity for us to grow and diversify our revenues.

Since 2001, the Bank has used REALServicing, our proprietary enterprise-level loan-servicing system, as its servicing platform. The REALServicing product suite includes REALResolution, a default management platform that provides end-to-end mortgage default processing support and REALDocs, a program designed to automate the generation of customer correspondence. In addition, our proprietary technology allows us to integrate and grow our international operations more efficiently. For example, our REALServicing product allows us to communicate updates relating to our servicing accounts between our domestic and international operations on an almost real-time basis. As a result, we are able to avoid the substantial downtime incurred by companies that must rely on “batch” systems for the updating of similar information. Each of these components makes our servicing operations more efficient and cost effective.

Our investments in web-based proprietary technologies also have improved the functionality of our servicing capabilities. For example, our Investor Loan Performance website provides securitization investors with detailed and informative pool performance data. We believe this functionality is superior to that of websites maintained by our competitors and makes us an attractive servicer to financial institutions selecting a servicer for securitized subprime residential mortgages.

Finally, our investment in technology also provides an opportunity to diversify our revenue stream by licensing our proprietary technology to third parties. These efforts have been the focus of our OTX subsidiary. In May 2004, OTX entered into a licensing agreement with Aegis Mortgage Corporation whereby Aegis will use the REALServicing system in its residential mortgage loan servicing business. The contract with Aegis, which included a one-time documentation fee and a commitment to pay monthly fees, was the first major licensing agreement relating to the REALServicing platform. As a result of this contract and the one-time documentation fee associated with it, OTX reported a profit during the second quarter of 2004.

Experienced Management Team of Servicing Professionals

Our chairman and chief executive officer, William C. Erbey, has been with us since our founding in 1987. Our president, Ronald M. Faris, joined us in 1991. Our chief financial officer, Mark S. Zeidman, has been with us since 1997. A number of our other senior managers have been with us for 10 years or more. The management team in the residential loan servicing business averages 15 years of industry experience. The experience of our senior managers as servicing professionals and as a cohesive team is a valuable asset to us. They have successfully managed Ocwen through a wide variety of interest rate and business environments and, as a result, are well-positioned to enable us to react appropriately to the challenges presented by the dynamic conditions that we face.

Established Industry Presence

As noted above in “—Our Industry,” we believe that significant opportunities exist in the subprime mortgage servicing industry. Taking advantage of these opportunities, however, requires considerable investments of time and capital. We have already made substantial investments in this industry. We have received favorable servicer ratings from Standard & Poor’s, Moody’s and Fitch, a process that evolved over several years. Further, we have invested heavily in servicing-related technology and in developing our global operations. As a result of these investments of time and capital across our business, we already have relationships with a blue-chip client base that includes well capitalized mortgage originators, such as New Century and Delta Funding, Wall Street firms with mortgage securitization platforms, such as Lehman Brothers, Credit Suisse First Boston and Morgan Stanley, and governmental agencies, such as the United States Department of Veterans Affairs and the United States Department of Treasury. We therefore believe that we are well-positioned to take advantage of the significant opportunities that exist in this industry.

Our Strategies

Our primary goal is to become the leading provider of third party outsourcing solutions to the mortgage and real estate industries. Key elements of our strategy are:

Continue To Grow Our Residential Loan Servicing Business

We believe that the subprime mortgage servicing market provides significant growth opportunities. Our goal is to attain measured growth in our residential loan servicing business through the opportunistic acquisition of servicing and subservicing rights. We believe that the high quality and low cost of our servicing provide us with a competitive advantage in bidding for and winning new servicing and subservicing rights.

Continue Globalization Efforts

We intend to pursue opportunities to expand our existing international facilities, such as those located in India, and to establish new facilities in other geographic regions, such as Northern Ireland, with highly-skilled, English-speaking labor forces. We expect these facilities will allow us to continue to benefit from cost saving opportunities in our core businesses and will allow us to provide outsourcing services to third parties through our Business Process Outsourcing segment.

Another focus of our globalization efforts will be the expansion of the client base for our products and services. Through GSS, a joint venture that we established in 2002 with Merrill Lynch, we service assets in various countries. GSS currently services assets in Japan and Taiwan and is exploring opportunities to service assets in additional countries, including Canada, Germany, the United Kingdom and the People’s Republic of China. In addition, we intend to pursue other opportunities to market our services and products in international markets.

Expand Other Core Businesses

While we expect that for the foreseeable future the vast majority of our revenues will come from our residential loan servicing business, we also intend to grow our other core businesses, such as unsecured debt collection, business process outsourcing and the sale or licensing of our proprietary technology. We believe that our extensive experience as a mortgage servicer and our historic ties to the mortgage, finance and real estate markets will be valuable to us in these efforts. In addition, we believe that we have, as a result of our considerable investments in technology and global operations, developed an infrastructure that will provide a platform for the expansion of these other businesses.

Diversify Sources of Funding

Our ability to continue to expand our servicing business depends in part on our ability to obtain additional financing to purchase new servicing rights and to fund servicing advances. Historically, a significant source of our funding has been deposits. We regularly explore additional funding sources that may be more capital efficient and as cost effective as deposits, including this offering of notes and a possible near-term securitization of our rights to receive reimbursement of servicing advances.

Consider Debanking

We have committed to the OTS to maintain our investment in mortgage servicing rights at approximately 60% of core capital at the Bank (before any deduction thereto for mortgage servicing rights) and 50% of stockholders’ equity on a consolidated basis. These commitments effectively limit the size of our residential loan servicing business and, consistent with our strategy of growing that business, we are currently exploring the possibility of the Bank terminating its status as a federal savings bank under OTS and FDIC supervision, which would, among other things, eliminate these restrictions on our growth. If we were to go forward with this process, which we refer to as “debanking,” we would dissolve the Bank and continue its non-depositary businesses, including its mortgage servicing business, under another subsidiary of our company, which would be licensed where necessary at the state level. Should debanking occur, we would no longer be a savings-and-loan holding company and would no longer be able to take deposits in the United States or benefit from federal preemption.

No final determination has yet been made with respect to whether we will pursue this strategy. Were we to decide to do so, our ability to debank would be subject to a number of contingencies, many of which are beyond our control, including approvals by the OTS with respect to applications for a voluntary dissolution as well as transfers of the Bank’s assets to third parties. There can be no assurance that we ultimately would be successful in debanking. For a discussion of some of the risks associated with debanking, see “Risk Factors—Risks Related to Our Business—We incur significant costs related to governmental regulation.”

Reduce Exposure to Remaining Non-Core Assets

Since 2000, we have reduced our investments in non-core assets by over 90%. We will continue to actively manage and resolve our remaining non-core assets and intend to pursue aggressively ways to reduce our exposure to these assets, including through opportunistic sales.

Our Business Segments

Core Business Segments

Residential Loan Servicing. We service performing, sub-performing and non-performing residential mortgage loans. Subprime mortgages comprised the vast majority of the approximately $37.7 billion in total unpaid principal balance of the loans we serviced as of December 31, 2003. As of June 30, 2004, we serviced loans under approximately 330 servicing agreements for 22 clients. These clients include well capitalized mortgage originators, such as New Century and Delta Funding, Wall Street firms with mortgage securitization platforms, such as Lehman Brothers, Credit Suisse First Boston and Morgan Stanley, and governmental agencies, such as the United States Department of Veterans Affairs.

We are entitled to service mortgages because we purchased the servicing rights from the owners of the mortgages or have entered into a subservicing agreement with an entity that owns the servicing rights. Servicing rights are typically specified in an agreement between the various parties to a mortgage securitization transaction, along with the obligations that we are required to perform as the mortgage servicer. Our largest source of revenue is the servicing fees we earn pursuant to servicing and subservicing agreements. Servicing fees are usually earned as a percentage of the unpaid principal amount of the mortgages that are being serviced. A typical servicing fee is approximately 0.50% per year and a typical subservicing fee ranges from approximately 0.17% to 0.19% per year. The servicing and subservicing fees are supplemented by related income, including late fees earned from borrowers who are delinquent in remitting their monthly mortgage payments and interest earned on payments made to the servicer or subservicer but not yet remitted to the owner of the mortgage.

As servicer or subservicer, we also have a variety of obligations that are also specified in the servicing or subservicing agreement, including the obligation to service the mortgages according to accepted standards and to make advances to the securitization trust in the event that the borrowers are delinquent on their monthly remittances. The costs incurred in connection with performing these obligations includes the cost of servicing the loans and the interest expense incurred to finance the servicing rights and servicing advances incurred in connection with conducting the business, among others.

The contracts for servicing may provide for a single bulk transfer of a servicing portfolio or the ongoing transfer of loans as they are originated or purchased by counterparties to the servicing contract. While the loans are transferred to us for servicing, the client retains ownership of the loans.

The acquisition of servicing rights is generally structured as a two-part bid process. A preliminary bid is provided to each potential client following a preliminary due diligence review of the loan portfolio, the seller’s financial status, the strategic fit of the portfolio with our servicing capabilities and the portfolio’s historical performance characteristics.

Once the preliminary bid is accepted by the potential client, we initiate a further evaluation of the portfolio through a formal due diligence process, which includes a more detailed analysis of historical prepayment and delinquency experience. This formal process determines the present value of a projected stream of cash inflows and outflows from the portfolio. Based upon the findings of this formal process, a final bid is prepared for approval by our Credit Committee and submitted to the client for consideration. Upon the client’s acceptance, we enter into a servicing rights purchase agreement.

The U.S. Department of Housing and Urban Development, Freddie Mac and Fannie Mae have approved the Bank as a loan servicer. Standard & Poor’s has rated the Bank as “Strong” as a Residential Subprime Servicer

and Residential Special Servicer. “Strong” represents Standard & Poor’s highest ratings category. On April 23, 2004, Standard & Poor’s placed these ratings on watch with negative implications. Moody’s has rated the Bank as “SQ2” as a Residential Subprime Servicer and as a Residential Special Servicer. “SQ2” represents Moody’s above average rating category. Fitch has rated us “RPS2” for Residential Subprime Servicing and “RSS2” for Residential Special Servicing. These represent Fitch’s second highest categories, respectively. On March 1, 2004, Fitch placed our “RPS2” rating for Residential Subprime Servicing and our “RSS2” rating for Residential Special Servicing on negative watch.

Ocwen Technology Xchange (OTX). The OTX segment consists of the following three product lines: REALTransSM, REALServicing™ and REALSynergy™. Each of these product lines serves a different market need, and each is at a different stage of maturity and commercial use.

Our REALTrans product is a web-based vendor management platform that facilitates the electronic fulfillment of real estate products and services necessary to process, approve and close residential mortgage loans, as well as to service them. We market this product to residential lenders and servicers and their associated vendors. By connecting these two parties with the REALTrans platform, we allow them to conduct business more effectively and efficiently. We earn transaction fee revenues from the vendors based on the products and services they provide to their lenders through this platform. We also earn revenues through annual membership fees. The transaction fees are recognized as revenue as incurred. The membership fees are deferred and recognized as revenue over the twelve-month membership period. Among our customer base on the REALTrans platform are several of the top 35 residential mortgage lenders and over 4,000 vendors. These lenders account for a significant portion of the mortgage origination market.

Our REALServicing product is a comprehensive enterprise level residential mortgage loan servicing platform, which has been used by the Bank since January 2001. The REALServicing product suite also includes REALResolution™, a default management platform that provides end-to-end mortgage default processing support. The target market for this platform includes both prime and sub-prime residential mortgage loan servicers.

OTX recently entered into a significant contract regarding the REALServicing product. On May 3, 2004, OTX entered into a Service and License Agreement with Aegis Mortgage Corporation. Pursuant to that agreement, OTX has agreed to operate the REALServicing system for use in Aegis’s residential mortgage loan servicing business in exchange for a one-time documentation fee and a commitment to pay monthly fees. The initial term of the agreement is for four years with an option for Aegis to renew for one additional three-year term.

Our REALSynergy product is a comprehensive enterprise level commercial mortgage loan servicing platform. The target market for this platform includes domestic and international commercial mortgage loan servicers. The market in which REALSynergy competes is served by a limited number of companies. Our primary competitor is a division of a large, diversified public company. The REALSynergy product suite includes REALSAMM™, the REALSynergy Asset Management Module, a web-enabled platform for the asset and default management of performing and non-performing commercial loans and real estate. REALSAMM is being introduced to selected international markets through GSS, our joint venture with Merrill Lynch.

Ocwen Realty Advisors (ORA). As part of our strategic focus on fee-based businesses, we established ORA in 1999 as a new division. ORA provides valuation services to external customers in the wholesale lending community as well as for our own residential real estate transactions.

An important part of the process of acquiring and managing mortgage loan portfolios is the accurate review and analysis of the collateral offered as security for the loans. ORA not only provides traditional valuation products such as appraisals and broker price opinions, it also employs valuation models and other alternative valuation products that can more precisely meet the specific risk management needs of our customers.

Unsecured Collections. This segment conducts collection activities for third party owners of unsecured receivables and for a portfolio of unsecured credit card receivables that we acquired at a discount in 1999 and 2000.

On collections for third party owners, we generally earn a fee based upon a percentage of the dollars collected. The percentage fee generally ranges from 17% to 50%. We intend to continue to grow our third party collections activity.

Business Process Outsourcing. This business segment began operations in December 2002. The results for 2003 primarily reflect the initiation of new outsourcing contracts in the third quarter. Business Process Outsourcing provides outsourcing services, including data processing, call center maintenance, mortgage research and others, to third parties and leverages the operational capacity of our facilities in India.

Commercial Servicing. This segment now includes the results of both our domestic and international servicing of commercial assets. Previously, domestic commercial servicing was included as a component of the Commercial Finance segment, and the results of our international operations were reported as a separate segment. International servicing is conducted through GSS, our joint servicing venture with Merrill Lynch. As of the end of 2003, our two offices in Tokyo, Japan and Taipei, Taiwan were fully operational. We are also in the process of establishing offices in other locations, including the United Kingdom, China, Germany and Canada.

Additional financial information and related discussion regarding each of our core business segments appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, each of which is incorporated by reference in this prospectus.

Non-Core Business Segments

Commercial Assets. Commercial asset activities include both discount loans and originated loans as well as our investment in commercial real estate. No new commercial assets have been purchased since 2000. Since then, this business has consisted of the management, repositioning and resolution of the remaining non-core assets. As of June 30, 2004, we had $78.5 million of non-core commercial assets, which consisted of six loan and real estate assets and one unrated subordinate security. Of the six loans and real estate assets remaining in this segment as of June 30, 2004, the three largest amounted to approximately 80% of the total loan and real estate assets in this segment. Because of the concentration of value in these assets, it is difficult to project with certainty when final sales or resolutions will be completed or whether further losses may be incurred upon resolution. We believe that it is probable that additional sales will occur during 2004. We regularly assess the value of our remaining assets and provide additional loss reserves or impairment charges as appropriate.

Affordable Housing. Historically, we invested in affordable housing properties primarily through limited partnerships for the purpose of obtaining federal income tax credits pursuant to Section 42 of the Internal Revenue Code of 1986, as amended.

Beginning in 2000 we ceased making investments in these properties, except to complete those projects in which an investment had already been made. This reflects our change in strategic focus away from capital intensive lines of business and the fact that the volume of tax credits being generated was exceeding our ability to utilize them effectively. At that time, we also began the process of marketing each of these properties for sale. As of June 30, 2004, we had $8.2 million of investments in affordable housing properties remaining, plus an additional $3.6 million of loans outstanding to limited partnerships in which we have invested but which are not consolidated into our financial statements. While we cannot project sales with certainty, we believe that it is possible that the remaining properties will be sold before the end of 2004 and that new sources of financing will be established to repay the remaining loan balances.

We regularly assess the carrying value of our remaining assets and provide additional loss reserves as appropriate. As of June 30, 2004, our combined reserves associated with affordable housing properties and loans amounted to approximately 56% of the gross book value.

Tax credits may be claimed over a ten-year period on a straight-line basis once the underlying multi-family residential properties are placed in service. Tax credits generally can be lost or recaptured only if non-qualifying tenants are placed in units, ownership of the project is transferred or the project is destroyed and not rebuilt during a 15-year compliance period for the project. There can be no assurance that the multi-family residential projects owned by the low-income housing tax credit partnerships in which we have currently or previously invested will satisfy applicable criteria during the 15-year compliance period and that there will not be loss or recapture of a portion of the associated tax credits.

Subprime Finance. We were engaged in subprime residential loan origination prior to ceasing originations in 1999; however, we have continued to manage and resolve the related remaining non-core assets. The remaining assets of this segment consist primarily of subprime residual securities. These securities are currently generating income and return of principal through cash flows.

Additional financial information and related discussion regarding each of our non-core business segments appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, each of which is incorporated by reference in this prospectus.

Employees

As of June 30, 2004, we had a total of 2,706 employees, of which 989 were in the United States, 1,682 were in India and 35 were in other countries. We have developed our India operations centers over the past three years in order to benefit from the cost savings opportunities and quality workforce available in that country.

In the United States, our operations are concentrated in our headquarters in West Palm Beach, which had 357 employees as of June 30, 2004, and our operations center in Orlando, which had 608 staff members as of the same date. Our Orlando facility has the capacity to house 1,154 employees on a single shift. In addition, as of June 30, 2004, we had 24 employees at various other locations in the United States.

In India, our operations are located in the cities of Bangalore and Mumbai. Of the 1,682 members of the staff in India as of June 30, 2004, 899 were in Bangalore and 783 were in Mumbai. Our India workforce can be summarized by business as follows:

•	approximately 49% are engaged in activities for our Residential Loan Servicing business;

•	approximately 20% support Business Process Outsourcing;

•	approximately 12% support OTX and Technology Services;

•	approximately 15% work in various other business units; and

•	approximately 4% represent various support functions, including human resources and corporate services, accounting and risk management.

We project additional growth in our India staff during 2004. The extent of this growth is dependent upon the growth of several of our new business initiatives, primarily Business Process Outsourcing.

Our employees are not represented by a collective bargaining agreement. We consider our employee relations to be satisfactory.

Governmental Regulation

Financial institutions and their holding companies are extensively regulated under federal and state laws. The Bank is currently regulated and examined primarily by the OTS, a bureau of the United States Department of the Treasury, which supervises both savings associations and savings and loan holding companies in order to maintain their safety and soundness and compliance with applicable laws. The FDIC, a federal agency that insures deposits at insured depository institutions, serves as a second federal banking regulator of the Bank. The OTS and the FDIC have the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions for violations of laws and regulations and unsafe or unsound practices. As a result, our business can be materially affected by changes in our regulatory environment.

If, as described under “Our Business—Our Strategies,” we were to no longer control a federal savings bank, we would no longer be subject to federal banking regulations but would remain subject to certain federal, state and local consumer protection provisions. We also would become subject to regulation in a number of states as a mortgage service provider and/or as a debt collector. We have not previously operated our residential loan servicing business under such regulatory regimes and there can be no assurance that this transition would not result in additional costs or uncertainties that would have a material adverse effect on the profitability of our residential loan servicing business.

The Holding Company

Savings and Loan Holding Company. We are a registered savings and loan holding company under the Home Owners’ Loan Act (“HOLA”). As such, we have registered with the OTS and are subject to regulation, supervision and examination by the OTS. We are required to file periodic reports with the OTS on our business and activities. The OTS has the authority to review our activities and determine if any activity constitutes a serious risk to the financial soundness, safety or stability of the Bank. If the OTS makes a determination that these risks exist, the OTS may place restrictions on the ability of the Bank to pay dividends, to engage in transactions with us or our subsidiaries or affiliates and to engage in other banking activities.

Restrictions on Direct and Indirect Acquisitions by our Company. Savings and loan holding companies and their affiliates are prohibited from acquiring more than 5% of the voting shares, or from acquiring control, of any other savings association or savings and loan holding company, without prior approval of the OTS. We cannot acquire more than 5% of the voting shares of any other savings association or savings and loan holding company without prior approval of the OTS.

Restrictions on Direct and Indirect Acquisitions of Our Voting Securities. As we are a savings and loan holding company, no person or entity can acquire a controlling interest in our company without receiving the approval of the OTS. The OTS would take into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the communities served by the Bank, and the antitrust effects of the acquisition. Moreover, no other savings and loan holding company can acquire more than 5% of our voting shares without the prior approval of the OTS.

Holding Company Activities. We are a unitary savings and loan holding company, grandfathered from complying with activities restrictions contained in the HOLA, limiting non-grandfathered savings and loan holding companies to only activities permissible for a financial holding company under section 4(k) of the Bank Holding Company Act of 1956. As our grandfathered status cannot be transferred, an acquiror of our company would become subject to such restrictions unless the acquiror is a grandfathered unitary, savings and loan holding company which, upon acquisition of our company, combines the Bank with its federal savings association subsidiary.

The Bank

General. The Bank is a federal savings bank organized under the HOLA. The Bank is subject to regulation, supervision and examination by the OTS and by the FDIC. The business and activities of the Bank are reported in periodic filings with the OTS. Regulations apply to, among other things, insurance of deposit accounts, capital requirements, payment of dividends, the nature and amount of loans and investments that the Bank may make, transactions with affiliates, community reinvestment, lending, internal policies and controls and changes in control of the Bank as well as subsidiaries established by the Bank.

FDIC. The FDIC, a federal agency, insures deposits at insured depository institutions in the United States, up to the maximum legal limit, currently set at $100,000. The FDIC insures deposits at the Bank through the Savings Association Insurance Fund, one of two insurance funds that the FDIC manages. The FDIC has the authority to terminate the deposit insurance of the Bank if the Bank engages in unsafe or unsound practices, is in an unsafe or unsound condition or has violated any applicable law, regulation, rule, order or condition imposed by the OTS or the FDIC. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, would continue to be insured for a period of six months to two years, as determined by the FDIC. We are aware of no existing circumstances that would result in termination of the Bank’s deposit insurance by the FDIC.

Regulatory Capital Requirements. Federal savings banks are subject to minimum capital requirements set forth by the OTS. The three capital requirements applicable to the Bank are:

•	Leverage Capital Requirement. The minimum leverage capital requirement for most savings associations is a ratio of core capital to adjusted total assets of 4%. Core capital includes common shareholders’ equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries and certain non-withdrawable accounts and pledged deposits. Deductions from core capital include certain intangibles, disallowed servicing assets and disallowed deferred tax assets. Adjusted total assets of a savings association are total assets as reported for consolidated entities on period-end reports in accordance with GAAP plus the prorated assets of any includible subsidiary in which the savings association has a minority ownership interest that is not consolidated under GAAP and any remaining qualifying supervisory goodwill, minus certain assets not includible in the applicable capital standard, investments in any includible subsidiary in which a savings association has minority interests investments in a subsidiary subject to consolidation.

•	Tangible Capital Requirement. Tangible capital is core capital less all intangibles other than qualifying mortgage servicing rights. Federal savings banks are required to maintain tangible capital of at least 1.5% of their adjusted total assets.

•	Risk-Based Capital Requirement. A savings association must maintain a minimum risk-based capital requirement of 8% of its risk-weighted assets. A savings bank is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary capital included does not exceed the savings bank’s core capital. Supplementary capital consists of certain capital instruments that do not qualify as core capital, including subordinated debt that meets specified requirements and loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. In determining the required amount of risk-based capital, total assets, as well as residual interests (including certain off-balance sheet items that are converted to on-balance sheet credit equivalents using a conversion factor of 0% to 100%), are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets currently range from 0% to 200%, depending on the type of asset. Deductions from risk-based capital include real estate acquired in satisfaction of a debt and held in excess of five years.

Following an examination by the OTS in late 1996 and early 1997, the Bank committed to the OTS to maintain a core capital ratio and a total risk-based capital ratio of at least 9% and 13%, respectively. The Bank continues to be in compliance with this commitment.

At June 30, 2004, the Bank’s regulatory capital ratios were as follows:

Leverage Capital Ratio: 16.22%
Tangible Capital Ratio: 16.10%
Risk-based Capital Ratio: 18.43%

In addition, we have agreed with the OTS to maintain our investment in mortgage servicing rights at approximately 60% of core capital at the Bank (before any deduction thereto for mortgage servicing rights) and 50% of stockholders’ equity on a consolidated basis. As of June 30, 2004, we were within the agreed upon levels, both at the Bank and on a consolidated basis.

Prompt Corrective Action. Federal banking regulators have the authority to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The regulations establish five categories with varying degrees of regulators’ powers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” As of June 30, 2004, the Bank was a “well capitalized” institution under the prompt corrective action regulations of the OTS; however, this classification is for limited purposes and may not be indicative of the Bank’s financial condition. The regulations also permit the appropriate Federal banking regulator to downgrade an institution to the next lower category under certain circumstances. Depending upon the capital category of an institution, the regulators’ corrective powers may affect capital and stock distributions, limits on asset growth, acquisitions and new lines of business, transactions with affiliates, the ability to accept brokered deposits and changes in officers and directors, among other things.

Qualified Thrift Lender Test. The Bank is required to meet the qualified thrift lender (“QTL”) test set forth in the HOLA. Under the QTL test provisions, a savings institution must maintain at least 65% of portfolio assets in qualified thrift investments, which generally include loans, securities and other investments that are related to housing, small business and credit card lending. A savings bank that does not meet the QTL test must either convert to a bank charter or comply with the following restrictions on its operations:

•	the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank;

•	the branching powers of the association shall be restricted to those of a national bank; and

•	payment of dividends by the association shall be subject to the rules regarding payment of dividends by a national bank.

The Bank is currently and expects to remain in compliance with QTL standards.

Restrictions on Capital Distributions. As a federal savings bank that is a subsidiary of a savings and loan holding company, the Bank is required to file an application with the OTS at least 30 days prior to paying a dividend, or making any payment to repurchase, redeem, retire or otherwise acquire debt instruments included in total risk-based capital (each a “capital distribution”).

The OTS may object to a federal savings bank’s application if the OTS determines that:

•	the federal savings bank would be “undercapitalized,” “significantly undercapitalized” or “critically under capitalized,” as defined in the OTS capital regulations, following the capital distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the proposed capital distribution violates a prohibition contained in any statute, regulation or agreement between the federal savings bank and the OTS or a condition imposed on the federal savings bank in an application or notice approved by the OTS.

In the past, the Bank has filed applications with the OTS for capital distributions which have been approved by the OTS.

Loans-To-One Borrower. The amount of loans and extensions of credit that may be extended by the Bank to any one borrower, including related entities, generally may not exceed 15% of the unimpaired capital and unimpaired surplus of the institution. Loans in an amount equal to an additional 10% of unimpaired capital and unimpaired surplus may be made to a borrower if the loans are fully secured by readily marketable collateral, which does not include real estate collateral. An institution’s “unimpaired capital and unimpaired surplus” includes, among other things, the amount of its core capital and supplementary capital included in its total capital under OTS regulations.

The Bank is currently and expects to remain in compliance with the loan-to-one borrower limitation.

Affiliate Transactions and Tying. Transactions between the Bank and any of its affiliates, including Ocwen, OAC, OTX and their subsidiaries are subject to quantitative and qualitative restrictions. Such transactions with any one affiliate may not exceed 10% of the Bank’s capital and surplus and with all affiliates in the aggregate may not exceed 20% of the Bank’s capital and surplus. Certain such transactions (e.g., loans and guarantees) must meet collateralization requirements. A transaction between the Bank and its affiliate must be on terms and conditions at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Savings banks are required to make and retain detailed records of transactions with affiliates. Additionally, the Bank is not permitted to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities the Federal Reserve Board has determined to be permissible for bank holding companies. The Bank is also prohibited from purchasing or investing in securities issued by an affiliate, other than shares of a subsidiary.

Also, subject to certain exceptions, savings banks are prohibited from conditioning the availability or pricing of their products or services on the requirement that a customer obtain another product or service from the savings bank or an affiliate, provide another product or service to the savings bank or an affiliate or refrain from obtaining another product or service from a competitor of the savings bank or an affiliate.

The Bank is currently and expects to remain in compliance with the affiliate transaction provisions.

Insider Loans. Savings banks are also subject to various limitations and reporting requirements on loans to insiders. These limitations require, among other things, that all loans or extensions of credit to insiders (generally executive officers, directors or 10% shareholders of the institution) or their “related interests” be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features. The Bank currently has no insider loans.

Privacy Provisions of the Gramm-Leach-Bliley Act. Title V of the Gramm-Leach-Bliley Act imposes consumer financial privacy restrictions on savings banks. These restrictions require a savings bank to safeguard non-public personal information of consumers; provide notices to consumers about an institution’s privacy policies and practices and the about the right of consumers to opt-out of certain information sharing by savings banks. Also, these laws provide consumers a right to prevent a savings bank from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. The Bank currently is and expects to remain in compliance with applicable privacy provisions.

Federal Reserve Regulation. Under Federal Reserve Board regulations, the Bank is required to maintain a reserve account at the Federal Reserve based on the aggregate value of its transaction accounts, which increases the Bank’s cost of funds. The Bank may borrow from the Federal Reserve Bank discount window, if the Bank has first exhausted other reasonable alternative sources. Numerous other regulations promulgated by the Federal Reserve Board affect the business operations of the Bank. These include regulations relating to equal credit opportunity, electronic fund transfers, collection of checks, truth in lending, truth in savings and availability of funds.

Federal Home Loan Bank System. The Federal Housing Finance Board is an agency of the federal government and is generally responsible for regulating the FHLB System. FHLBs are federally chartered but privately owned institutions created by the United States Congress. The primary purpose of the FHLBs is to provide funding to their members for making housing loans as well as for affordable housing and community development lending. Generally, an institution is eligible to be a member of the FHLB for the district where the member’s principal place of business is located. The Bank, whose home office is in Ft. Lee, New Jersey, is a member of the FHLB of New York. As an FHLB member, we are required to own FHLB capital stock based upon the aggregate outstanding advances from the FHLB. In addition, there are risk-based and leverage capital requirements that must be met by FHLB members, which are similar to those currently in place for depository institutions.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires financial institutions regulated by the federal banking agencies to ascertain and help meet the credit needs of their delineated communities, including low- to moderate-income neighborhoods within those communities, while maintaining safe and sound banking practices. The regulatory agency assigns one of four possible ratings to an institution’s CRA performance: outstanding, satisfactory, needs to improve and substantial noncompliance. The institution’s regulator must consider its financial capacity and size, legal impediments, local economic conditions and demographics, including the competitive environment in which it operates. The most recent review of the Bank’s CRA performance resulted in a “satisfactory” rating from the OTS in 2002. Since 2002 the Bank has been evaluated as a wholesale institution. Wholesale institutions are a type of federal savings bank that is not in the business of extending home mortgage, small business, small farmer or consumer loans to retail customers and for which a designation as a wholesale savings association is in effect. As a wholesale institution for purposes of the CRA, the OTS assesses our record of helping to meet the credit needs of our assessment area through its community development lending, qualified investments, or community development services.

USA PATRIOT Act. Among other requirements, the USA PATRIOT Act requires savings banks to establish an anti-money laundering program and imposes limitations and due diligence requirements on private banking accounts and correspondent accounts with certain foreign nationals and foreign institutions. Pursuant to the USA PATRIOT Act, the OTS has adopted regulations requiring depository institutions, such as the Bank, to adopt customer identification programs. The Bank has adopted an anti-money laundering program as well as a customer identification program and currently is and expects to remain in compliance with these laws.

Supervisory Agreement with the OTS. On April 19, 2004, the Bank and the OTS entered into the Supervisory Agreement regarding various mortgage loan servicing and customer service practices. The Supervisory Agreement, among other things, requires that the Bank:

•	continue to maintain and further develop an Office of Consumer Ombudsman to address borrower issues in a timely and effective manner;

•	develop a “Borrower-Oriented Customer Service Plan” to set standards and goals for customer services, with input from one or more consumer-interest groups;

•	develop a “Consumer Dispute Resolution Initiative,” to improve and expedite the resolution of consumer issues;

•	implement procedures regarding force-placed hazard insurance, by providing borrowers/customers the opportunity to respond to a notice that hazard insurance will be obtained on their behalf and at their expense if the customer does not have appropriate hazard insurance already in place;

•	not impose fees relating to notice-of-default letters;

•	agree not to charge fees to delinquent borrowers for entering into forbearance agreements (i.e., formally agree to make certain payments on loan balances in lieu of foreclosure); and

•	provide borrowers and/or their attorneys/agents with itemized and complete written loan pay-off quotes within five business days, and ensuring that all fees and charges for the quotes are verified by the Bank prior to issuance, and if a payoff quote, exclusive of principal and interest, exceeds $1,000, to include conspicuous disclosure that a borrower may contact the Bank’s Consumer Ombudsman or the OTS if a borrower has reason to dispute any of the charges.

As required under the Supervisory Agreement, the Bank has established a compliance committee of three directors, all of whom are outside directors, to monitor and coordinate the Bank’s compliance with the Supervisory Agreement as well as adherence with the practices adopted and implemented under the Supervisory Agreement. Each quarter the compliance committee will report to the Bank’s board of directors with written progress reports detailing actions taken to comply with the provisions of the Supervisory Agreement and the results of those actions, and the Bank’s board of directors will provide such reports to the OTS. Messrs. Lacy (Chairman), Korn and Wish serve as members of the compliance committee. The Bank also is providing the OTS with monthly reports summarizing information about the aggregate number and nature of any unresolved consumer complaints outstanding for 30 or more calendar days as of the last day of the preceding month. To date, the Bank has complied fully with each of its obligations under the Supervisory Agreement and is not aware of any reason why it would not be able to comply with the terms and conditions of the Supervisory Agreement in the future. The OTS continues to supervise and examine our compliance with the Supervisory Agreement and our mortgage loan servicing and customer service practices generally. If the OTS were to determine that we failed to comply with the Supervisory Agreement or otherwise were to find deficiencies in our mortgage servicing practices, the OTS could initiate an enforcement proceeding against the Bank, which could result in civil money penalties or the imposition of further requirements on the Bank’s business practices. See “Risk Factors—Governmental and legal proceedings and related costs could adversely affect our financial results.”

Legal Proceedings

We and certain of our affiliates, including the Bank, have been named as defendants in a number of purported class action lawsuits challenging the Bank’s mortgage servicing practices. The lawsuits allege that the defendants violated federal and state statutes, including the federal Real Estate Settlement Procedures Act, Fair Debt Collection Practices Act and state deceptive trade practices statutes, and assert common law claims. These lawsuits have been consolidated into a single proceeding before the United States District Court for the Northern District of Illinois, under caption styled: In re Ocwen Federal Bank FSB Mortgage Servicing Litigation, MDL Docket No. 1604. The consolidated action is at an early stage of proceedings and the court has not yet considered a motion for class certification. We are defending and intend to continue to defend the consolidated action vigorously. While the outcome of litigation is always uncertain, we believe that we have meritorious legal and factual defenses to all of the claims in the consolidated action.

The Bank recently finalized an agreement to settle on a non-class basis a purported class action proceeding in state court in Alabama that challenged the Bank’s mortgage servicing practices, and particularly certain fees charged to borrowers. As a result of this settlement, this case was dismissed.

In addition, on July 9, 2004, a jury rendered a verdict of $9.3 million, which included both actual and punitive components, against Ocwen, the Bank and OTX in litigation brought by Cartel Asset Management, Inc. (“Cartel”) in federal court in Denver, Colorado. Cartel alleged trade secret and contract-related claims arising out of real estate valuation services performed from 1997 through the first quarter of 2001, at which time we ceased doing business with Cartel. On July 16, 2004, the judge in the Cartel litigation ordered a new trial on damages on the ground that the testimony of plaintiff’s damages expert should have been, but was not, excluded. The lawsuit does not involve challenges to our core Residential Loan Servicing business practices. We will continue to defend this litigation vigorously and, if necessary, take an appeal to the U.S. Court of Appeals for the Tenth Circuit.

We and the Bank are also subject to various other pending legal proceedings. In our opinion, the resolution of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. For a discussion of risks related to legal proceedings and governmental regulation, see “Risk Factors—Governmental and legal proceedings and related costs could adversely affect our financial results” and “Risk factors—We incur significant costs related to governmental regulation.”

SOURCES OF FUNDS AND DESCRIPTION OF CERTAIN INDEBTEDNESS

General

The principal sources of funds that support our business activities have historically been:

•	lines of credit and other secured borrowings;

•	match funded debt;

•	securities sold under agreements to repurchase;

•	notes and debentures;

•	payments received on loans and securities;

•	proceeds from sales of assets;

•	servicing fees; and

•	deposits.

We closely monitor our liquidity position and ongoing funding requirements. Among the risks and challenges associated with our funding activities are the following:

•	scheduled maturities of all certificates of deposit for the twelve months ended June 30, 2005, the twelve months ending June 30, 2006 and thereafter amount to $282.5 million, $93.1 million and $51.6 million respectively;

•	maturity of existing collateralized lines of credit and other secured borrowings totaling $20.6 million at various dates in 2004;

•	potential extension of resolution and sale timelines for non-core assets;

•	ongoing cash requirements to fund operations of our holding company; and

•	cash requirements to fund our acquisition of additional servicing rights and related advances, as discussed immediately below.

In the last several years, our Residential Loan Servicing business has grown through the purchase of servicing rights. Servicing rights entitle the servicer to earn fees and other types of ancillary income and impose various obligations on the servicer. Among these is the obligation to advance our own funds to meet contractual principal and interest payments for certain investors and to pay taxes, insurance and various other items that are required to preserve the assets being serviced.

Our ability to continue to expand our servicing business depends in part on our ability to obtain additional financing to purchase new servicing rights and to fund servicing advances. We currently use a variety of sources of debt to finance these assets, including deposits, credit facilities and seller financing. Our credit facilities provide financing to us at amounts that are less than the full value of the related servicing assets that serve as collateral for the credit facilities. In addition, if, as described under “Our Business—Our Strategies,” we cease to control a federal savings bank, we would no longer be able to rely on deposits obtained through the Bank as a source of funding. See “Our Business—Our Strategies—Consider Debanking.” If we cannot replace or renew these sources as they mature or obtain additional sources of financing, we may be unable to acquire new servicing rights and make the associated advances.

As noted under “Our Business—Our Strategies,” we regularly explore additional funding sources, such as this offering of notes and a possible near-term securitization of our rights to receive reimbursement of servicing advances. The possible securitization would be designed to augment or replace the current methods that we use to finance required servicing advances.

Lines of Credit and Other Secured Borrowings

In October 2003, we executed a revolving credit facility under which we have the right to borrow up to $100.0 million secured by a pledge of servicing advances as collateral. As of June 30, 2004, we had $9.0 million outstanding under this facility, which matures in October 2004. Our credit facility provides qualitative and quantitative covenants that establish, among other things, the maintenance of specified net worth and liquidity, and restrictions on future indebtedness, as well as, the monitoring and reporting of various specified transactions or events.

During 2003, we also entered into a number of other borrowings secured by real estate, trading securities and loan servicing assets. Additionally, we entered into an agreement for seller financing of purchased mortgage servicing rights.

In April 2003, we also entered into a $60.0 million secured credit agreement that may be used to fund servicing advances and acquisitions of servicing rights. The original agreement matured April 2004 but was renewed to April 2005, and the size of the facility was increased to $70.0 million. As of June 30, 2004, we had a balance outstanding under this agreement of $22.5 million.

In June 2003, we entered into an agreement for seller financing of purchased mortgage servicing rights. As of June 30, 2004, there was nothing outstanding under this agreement.

Also in June 2003, we entered into a secured loan agreement under which we borrowed $18.8 million. This agreement is secured by the assignment of our interest in U.K. unrated subprime residual securities. The original agreement matured in June 2004 but was extended to October 2004. As of June 30, 2004 the outstanding balance had been reduced to $6.6 million through the assignment of principal and interest payments received on our unrated subprime residual securities.

In December 2003, we entered into a $12.5 million secured credit agreement under which any borrowings are collateralized by mortgage servicing rights. In January 2004, we borrowed $12.5 million under this facility, and as of June 30, 2004, there was $12.5 million outstanding.

Junior Subordinated Debentures

In August 1997, Ocwen Capital Trust (“OCT”) issued $125.0 million of Capital Securities. OCT invested the proceeds from the issuance of the Capital Securities in 10.875% junior subordinated debentures issued by Ocwen. The junior subordinated debentures, which represent the sole assets of OCT, will mature on August 1, 2027. As of June 30, 2004, our Capital Securities due 2027 had an outstanding balance of $56.2 million.

Holders of the Capital Securities due 2027 are entitled to receive cumulative cash distributions accruing from the date of original issuance and payable semiannually in arrears on February 1 and August 1 of each year, commencing on February 1, 1998, at an annual rate of 10.875% of the liquidation amount of $1,000 per capital security. We guarantee payment of distributions out of moneys held by OCT, and payments on liquidation of OCT or the redemption of the Capital Securities, to the extent OCT has funds available. If we do not make principal or interest payments on the junior subordinated debentures, OCT will not have sufficient funds to make distributions on the Capital Securities, in which event the guarantee shall not apply to such distributions until OCT has sufficient funds available therefor.

We have the right to defer payment of interest on the junior subordinated debentures at any time or from time to time for a period not exceeding 10 consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity of the junior subordinated debentures. Upon the termination of any such extension period and the payment of all amounts then due on any interest payment date, we may elect to begin a new extension period. Accordingly, there could be multiple extension periods of varying lengths throughout the term of the junior subordinated debentures. If we defer interest payments on the junior subordinated debentures, distributions on the Capital Securities will also be deferred, and we may not, nor may any of our subsidiaries, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, their capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities that rank pari passu with or junior to the junior subordinated debentures. During an extension period, interest on the junior subordinated debentures will continue to accrue at the rate of 10.875% per annum, compounded semiannually.

We may redeem the junior subordinated debentures before maturity at our option, subject to the receipt of any necessary prior regulatory approval, in the following circumstances:

•	in whole or in part on or after August 1, 2007, at a redemption price equal to 105.438% of the principal amount thereof on August 1, 2007, declining ratably on each August 1 thereafter to 100% on or after August 1, 2017, plus accrued interest thereon; or

•	at any time, in whole (but not in part), upon the occurrence and continuation of a special event (defined as a tax event, regulatory capital event or an investment company event) at a redemption price equal to the greater of (i) 100% of the principal amount thereof or (ii) the sum of the present values of the principal amount and premium payable with respect to an optional redemption of such junior subordinated debentures on August 1, 2007, together with scheduled payments of interest from the prepayment date to August 1, 2007, discounted to the prepayment date on a semiannual basis at the adjusted Treasury rate plus accrued interest thereon to the date of prepayment.

The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption, in an amount equal to the amount of the related junior subordinated debentures maturing or being redeemed and at a redemption price equal to the redemption price of the junior subordinated debentures, plus accumulated and unpaid distributions thereon to the date of redemption.

Match Funded Debt

Under a match funding agreement that we entered into on December 20, 2001, we are eligible to sell advances on loans serviced for others up to a maximum debt balance of $200.0 million at any one time. As of June 30, 2004, we had $96.0 million of bonds-match funded agreements outstanding under this facility, which originally matured in December 2003, but was extended with a maturity date of January 2006. The sales of advances do not qualify as sales for accounting purposes since we retained effective control of the advances. Therefore, we report them as secured borrowings with pledges of collateral.

Securities Sold Under Agreements to Repurchase

We also obtain funds pursuant to securities sold under reverse repurchase agreements. Under these agreements, we sell securities (generally mortgage-backed and mortgage-related securities) under an agreement to repurchase such securities at a specified price at a later date. Reverse repurchase agreements have short-term maturities (typically 90 days or less) and are deemed to be financing transactions. All securities underlying reverse repurchase agreements are reflected as assets in our consolidated financial statements and are held in safekeeping by broker-dealers. We had no securities sold under agreements to repurchase as of June 30, 2004.

MANAGEMENT

Directors and Officers

The following table sets forth information regarding our executive officers and directors as of March 18, 2004.

Name	Age	Position

William C. Erbey	54	Chairman of the Board and Chief Executive Officer and Member of the Executive Committee of the Board of Directors

Ronald M. Faris	41	President and Director

W. Michael Linn	55	Executive Vice President—Sales and Marketing and Director

Mark S. Zeidman	52	Senior Vice President and Chief Financial Officer

William B. Shepro	35	President of Global Servicing Solutions LLC and Senior Vice President

Robert J. Leist, Jr	54	Vice President and Chief Accounting Officer

Ronald J. Korn	64	Director (1) (2)

William H. Lacy	59	Director (1) (3)

W.C. Martin	55	Director (1) (2)

Barry N. Wish	62	Director and Member of the Executive Committee of the Board of Directors (2) (3)

(1)	Member of the audit committee of the board of directors.

(2)	Member of the compensation committee of the board of directors.

(3)	Member of the nomination/governance committee of the board of directors.

William C. Erbey. Mr. Erbey has served as the chairman of the board of directors of Ocwen since September 1996, as the chief executive officer of Ocwen since January 1988, as the chief investment officer of Ocwen from January 1992 to August 1999 and as the president of Ocwen from January 1988 to May 1998. Mr. Erbey has served as the chairman of the board of directors of the Bank since February 1988 and as the chief executive officer of the Bank since June 1990. He also serves as a director and officer of many other subsidiaries of Ocwen. From 1983 to 1995, Mr. Erbey served as a managing general partner of The Oxford Financial Group, a private investment partnership that was the predecessor of Ocwen. From 1975 to 1983, Mr. Erbey served at General Electric Capital Corporation in various capacities, most recently as the president and chief operating officer of General Electric Mortgage Insurance Corporation. Mr. Erbey also served as the program general manager of GECC’s Commercial Financial Services Department and as the president of Acquisition Funding Corporation. He holds a Bachelor of Arts in Economics from Allegheny College and received a Master of Business Administration from Harvard University.

Ronald M. Faris. Mr. Faris has served as a director of Ocwen since May 2003, as a director of the Bank since March 2001 and as the president of Ocwen and the Bank since March 2001. Mr. Faris served as executive vice president of Ocwen and the Bank from May 1998 to March 2001, as a senior vice president of the Bank from May 1997 to May 1998 and vice president and chief accounting officer of Ocwen from June 1995 to May 1997 and of the Bank from July 1994 to May 1997. From March 1991 to July 1994, he served as Controller for a subsidiary of Ocwen. From 1986 to 1991, Mr. Faris was a vice president with Kidder, Peabody & Co., Inc., and from 1984 to 1986 worked in the general audit department of PricewaterhouseCoopers LLP. He holds a Bachelor of Science from Pennsylvania State University.

W. Michael Linn. Mr. Linn has served as a director of Ocwen since August 2002, of the Bank since May 2003, and became employed by the company as executive vice president of sales & marketing on February 17,

2004. Mr. Linn was the chairman and chief executive officer of Max Q Technologies, Inc., Findlay, Ohio. Prior to joining Max Q Technologies, he served as the executive vice president of sales & marketing of Solomon Software, Inc., a corporation now owned by Microsoft Corporation. Mr. Linn serves or has served on the board of directors of National Lime & Stone, Efficiency Software LLC, Transport Topics Publications, TLB Inc., Solomon Software, Inc., Floral Design Inc. and the Health Watch Advisory Board. He graduated from Harvard College in 1970 with a Bachelor of Arts and earned a Masters of Business Administration from Harvard Business School in 1973.

Mark S. Zeidman. Mr. Zeidman has served as senior vice president and chief financial officer of Ocwen and the Bank since May 1997 and as chief investment officer of Ocwen since August 1999. He also serves as an officer of many subsidiaries of Ocwen. From 1986 until May 1997, Mr. Zeidman was employed by Nomura Securities International, Inc., most recently as managing director. Prior to 1986, he held positions with Shearson Lehman Brothers and Coopers & Lybrand. He holds a Bachelor of Arts from the University of Pennsylvania and received a Master of International Affairs from Columbia University and a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. Zeidman is also a Certified Public Accountant.

William B. Shepro. Mr. Shepro is the president of GSS, a joint venture between Ocwen and Merrill Lynch. In addition to Mr. Shepro’s role at GSS, he is senior vice president of Ocwen’s Commercial Finance and Affordable Housing segments. Prior to joining the Commercial Finance segment in August 1998, Mr. Shepro was counsel in the Ocwen Law Department. Before joining Ocwen in August 1997, Mr. Shepro was an Attorney with Willinger, Shepro, Tower and Bucci, P.C. He holds a Bachelor of Science in Business from Skidmore College and a Juris Doctorate from the Florida State University College of Law.

Robert J. Leist, Jr. Mr. Leist has served as vice president and chief accounting officer of Ocwen and the Bank since his employment began in March 1999. From March 1987 until March 1999 he was employed at J.P. Morgan & Co., Incorporated, most recently as a vice president. Prior to 1987 he held positions with Brylane, Inc. and Arthur Andersen & Co. Mr. Leist holds a Bachelor of Arts from Boston College, attended New York University for a Master of Business Administration, and is a Certified Public Accountant.

Ronald J. Korn. Mr. Korn has served as a director of Ocwen since May 2003 and of the Bank since May 2003. Mr. Korn is currently the president of Ronald Korn Consulting, which provides business and marketing services to a limited number of clients. He is a founding director, chairman of the audit committee, and member of the loan committee of Horizon Bank FSB. He is also a director of Horizon Financial Corporation, the parent holding company of Horizon Bank FSB. Mr. Korn has been director and chairman of the audit committee of PetMed Express, Inc. (OTC: PETS) since 2002. He was a partner and employee of KPMG, LLP, from 1961 to 1991, where his client responsibilities included a number of large financial institutions and various public corporations. Previously, he has also served as a director and audit committee chairman for various public companies. Mr. Korn graduated from the University of Pennsylvania, Wharton School in 1961 and New York University Law School in 1965. He is admitted as Certified Public Accountant in New York, Michigan and Florida, with licenses currently inactive. He was also admitted to the New York Bar in 1966, but has never practiced law.

William H. Lacy. Mr. Lacy has served as a Director of Ocwen since May 2002 and of the Bank since May 2003. Mr. Lacy was formerly chairman of Mortgage Guaranty Insurance Corporation and chairman and chief executive officer of MGIC Investment Corporation, Milwaukee, Wisconsin. Both corporations are providers of private mortgage guaranty insurance and other mortgage related services. Mr. Lacy is also a director of C-2 Inc. and of Johnson Controls, Inc., both New York Stock Exchange public corporations. Mr. Lacy is chairman of Johnson Controls’ Pension and Investment Committee and serves on Johnson Controls’ Compensation Committee. He is also Chairman of C-2’s Compensation Committee and serves on C-2’s Audit Committee. Mr. Lacy is a graduate of the University of Wisconsin with a Bachelor of Arts from the School of Business.

W.C. Martin. Mr. Martin has served as a director of Ocwen since July 1996 and of the Bank since August 1996. Since 1982, Mr. Martin has been associated with Holding Capital Group and has been engaged in the acquisition and turnaround of businesses in a broad variety of industries. Since March 1993, Mr. Martin also has served as president and chief executive officer of SV Microwave, a company he formed along with other HCG investors to acquire the assets of the former Microwave Division of Solitron Devices, Inc. In 1998, Mr. Martin became chief executive officer of HCG Technologies, Inc., a holding company formed by him and HCG to acquire, fund or start technology companies. In 1999, he became chief executive officer of SV Microwave Components Group, Inc., a newly formed subsidiary of HCGT engaged in the design, production and sale of passive microwave devices. Prior to 1982, Mr. Martin was a manager in Touche Ross & Company’s Management Consulting Division, and prior to that he held positions in financial management with Chrysler Corporation. Mr. Martin holds a Bachelor of Science in Industrial Management from LaSalle University and received a Masters of Business Administration from the University of Notre Dame.

Barry N. Wish. Mr. Wish has served as chairman emeritus of the board of directors of Ocwen since September 1996, and he previously served as chairman of the board of directors of Ocwen from January 1988 to September 1996. Mr. Wish has served as a director of the Bank since February 1988. From 1983 to 1995, he served as a managing general partner of The Oxford Financial Group, which he founded. From 1979 to 1983, he was a managing general partner of Walsh, Greenwood, Wish & Co., a member firm of the New York Stock Exchange. Prior to founding that firm, Mr. Wish was a vice president and shareholder of Kidder, Peabody & Co., Inc. He is a graduate of Bowdoin College.

Board of Directors and Board Committees

Our by-laws provide that our board of directors shall be comprised of between three and eight members. Currently, our board of directors is comprised of seven directors. Our directors are currently compensated at the rate of $30,000 per annum, $15,000 of which is paid in cash and $15,000 of which is paid in shares of our common stock pursuant to a directors stock plan adopted by our board of directors and shareholders in July 1996. Directors serving as committee chairpersons receive an additional $5,000 in cash compensation. All of our directors also serve on the board of directors of the Bank. During 2003, the Bank compensated its non-management directors at the rate of $10,000 per annum, in cash.

Our board of directors has established an executive committee, an audit committee, a compensation committee and a nomination/governance committee. The audit, compensation and nomination/governance committees operate under written charters, copies of which are available on our website at www.ocwen.com.

Executive Committee. The executive committee is generally responsible to act on behalf of our board of directors during the intervals between meetings of our board of directors. Messrs. Erbey (chairman) and Wish serve as members of the executive committee.

Audit Committee. The audit committee manages our independent auditors, reviews and advises our board of directors with respect to reports by our independent auditors and monitors our compliance with laws and regulations applicable to our operations including the evaluation of significant matters relating to our financial reporting process and system of internal accounting controls and the review of the scope and results of the annual audit conducted by the independent auditor. Each member of the audit committee is independent as defined in regulations adopted by the SEC and the listing standards of the New York Stock Exchange. Our board of directors has determined that Ronald J. Korn qualifies as an audit committee financial expert, as that term is defined in recently adopted SEC rules implementing requirements of the Sarbanes-Oxley Act of 2002. Messrs. Korn (chairman), Lacy and Martin serve as members of the audit committee.

Compensation Committee. The compensation committee oversees our compensation and employee benefit plans and practices. The compensation committee also evaluates and makes recommendations to our board of directors for human resource and compensation matters relating to our executive officers. Each member of the compensation committee is independent as defined in the listing standards of the New York Stock Exchange. Messrs. Martin (chairman), Korn and Wish serve as members of the compensation committee.

Nomination/Governance Committee. The nomination/governance committee recommends to the board individuals qualified to serve as our directors and on committees of the board; advises the board with respect to board composition, procedures and committees; develops and presents to the board a set of corporate governance principles; and oversees the evaluation of the board and our management. Each member of the nomination/governance committee is independent as defined in the listing standards of the New York Stock Exchange. Messrs. Wish (chairman), Lacy and Linn serve as members of the nomination/governance committee.

Executive Compensation

Summary Compensation Table

The following table discloses compensation received by our chief executive officer and our four other most highly paid directors and executive officers for the years indicated.

		Annual Compensation				Long-Term Compensation Awards
Name & Position	Year	Salary(1)		Bonus(2)		Restricted Stock Awards ($) (3)		Securities Underlying Options (#) (4) (5)		All Other Compensation (6)
William C. Erbey Chairman of the Board and Chief Executive Officer	2003 2002 2001	$ $ $	360,000 360,000 360,000	$ $ $	337,500 338,750 351,000	$ $ $	168,750 271,000 0	63,679 84,688 141,475		$ $ $	4,000 4,000 2,940

Ronald M. Faris President	2003 2002 2001	$ $ $	321,538 300,000 292,308	$ $ $	354,836 317,813 297,673	$ $ $	177,418 254,250 0	66,950 79,452 319,981	(7)	$ $ $	4,000 4,000 2,973

Arthur M. Ringwald(8) President and CEO of Ocwen Technology Xchange	2003 2002 2001	$ $ $	300,085 300,000 220,385	$ $ $	150,000 185,625 262,577	$ $	— 148,500 0	— 46,406 60,491		$ $ $	4,000 4,000 62,527	(9)

Mark S. Zeidman Senior Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	357,959 357,731 355,000	$ $ $	186,781 148,955 124,250	$ $ $	93,391 119,163 0	35,242 37,239 90,081	(10)	$ $ $	4,000 4,000 2,947

Robert J. Leist, Jr Vice President and Chief Accounting Officer	2003 2002 2001	$ $ $	220,177 202,730 189,000	$ $ $	58,547 46,545 50,625	$ $ $	29,274 37,236 0	11,047 11,636 20,405		$ $ $	4,000 4,000 3,400

(1)	Represents amounts paid in 2001, 2002 and 2003.

(2)	For 2001, 2002 and 2003, consists of bonuses awarded pursuant to our 1998 Annual Incentive Plan, as amended, in the first quarter of the following year for services rendered in the years indicated.

(3)	The restricted stock award is a portion of the bonuses awarded in the first quarter of 2004 for services rendered in 2003 pursuant to our 1998 Annual Incentive Plan, as amended.

(4)	Based on the average closing price of the common stock for the last five trading days of the applicable calendar year.

(5)	Except as otherwise noted, consists of options granted pursuant to our 1991 Non-Qualified Stock Option Plan, as amended. The 2001, 2002 and 2003 amounts consist of grants made as of the first quarter of the following year for services rendered in the years indicated.

(6)	Unless otherwise noted, consists of contributions by us pursuant to our 401(k) Savings Plan.

(7)	Consists of options to purchase 119,981 shares of common stock granted pursuant to the stock option plan and additional options to purchase 200,000 shares of common stock granted to Mr. Faris.

(8)	We had an employment agreement with Mr. Ringwald. We and Mr. Ringwald mutually agreed to terminate this agreement, effective January 29, 2004. Pursuant to the terms of the employment agreement, Mr. Ringwald was entitled to a lump sum cash payment of $750,000 and any amounts payable to Mr. Ringwald as of the date of termination. Mr. Ringwald’s agreement also included provisions for confidentiality, indemnification and non-competition.

(9)	Mr. Ringwald commenced his employment as president and chief executive officer of OTX on April 1, 2001. His annual salary is prorated for his period of employment in 2001. His other compensation represents reimbursed relocation expenses.

(10)	Consists of options to purchase 50,081 shares of common stock granted pursuant to the stock option plan and additional options to purchase 40,000 shares of common stock granted to Mr. Zeidman.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Common Stock

The following table sets forth information regarding the beneficial ownership of our common shares as of the date indicated by:

•	each of our directors and certain of our executive officers;

•	all of our directors and executive officers as a group; and

•	all persons known by us to own beneficially 5% or more of the outstanding common stock or have a Schedule 13G on file with the SEC.

The table is based upon information supplied to us by directors, officers and principal shareholders and filings under the Exchange Act.

	Shares Beneficially Owned as of June 30, 2004 (1)
Name	Amount		Percent of Class
Certain Beneficial Owners:

Becker Capital Management, Inc 1211 SW Fifth Avenue, Suite 2185 Portland, OR 97204	3,474,900	(2)	5.17%

Dimensional Fund Advisors Inc 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	3,385,500	(3)	5.04%

NewSouth Capital Management, Inc 1100 Ridgeway Loop Rd., Suite 444 Memphis, TN 38120	3,321,578	(4)	4.9%

Directors and Certain Executive Officers:

William C. Erbey	19,430,189	(5)	28.49%

Ronald M. Faris	420,982	(6)	*

Ronald J. Korn	3,817		*

William H. Lacy	11,283		*

W. Michael Linn	71,914	(7)	*

W.C. Martin	19,307	(8)	*

Barry N. Wish	8,645,740	(9)	12.78%

Robert J. Leist, Jr	7,752	(10)	*

William B. Shepro	72,366	(11)	*

Mark S. Zeidman	166,615	(12)	*

All Directors and Executive Officers as a Group (12 persons)	28,914,874		41.62%

*	Less than 1%
(1)

For purposes of this table, an individual is considered the beneficial owner of shares of common stock if he or she directly or indirectly has or shares voting power or investment power, as defined in the rules promulgated under the Exchange Act. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. Information presented with respect to Becker Capital Management, Inc., Dimensional Fund Advisors Inc. and NewSouth Capital Management, Inc. is as of December 31, 2003.

(2)	Based on information contained in a Schedule 13G filed with the SEC on February 2, 2004 by Becker Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Includes 3,090,400 shares as to which sole voting power is claimed, and 3,474,900 shares as to which sole dispositive power is claimed.

(3)	Based on information contained in a Schedule 13G/A filed with the SEC on February 6, 2004 by Dimensional Fund Advisors Inc., an investment advisor that acquired the shares on behalf of its clients. As to the 3,385,500 shares held, sole voting power and sole dispositive power is claimed on the entire amount.

(4)	Based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2004 by NewSouth Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Includes 3,283,078 shares as to which sole voting power is claimed, 27,000 shares as to which shared voting power is claimed, and 3,321,578 shares as to which sole dispositive power is claimed.

(5)	Includes 13,138,351 shares held by FF Plaza Partners, a Delaware partnership of which the partners are William C. Erbey, his spouse, E. Elaine Erbey, and Delaware Permanent Corporation, a corporation wholly owned by William C. Erbey. Mr. and Mrs. William C. Erbey share voting and dispositive power with respect to the shares owned by FF Plaza Partners. Also includes 5,409,704 shares held by Erbey Holding Corporation, a corporation wholly owned by William C. Erbey. Also includes options to acquire 805,554 shares, which are exercisable at or within 60 days after June 30, 2004.

(6)	Includes 25,680 shares held jointly with spouse. Also includes options to acquire 341,140 shares, which are exercisable at or within 60 days after June 30, 2004.

(7)	Includes 6,000 shares held by William M. Linn, II Et Al Trust, of which Mr. Linn is the custodian for his minor children.

(8)	Includes 5,110 shares held by the Martin & Associates Management Consultants, Inc. Defined Contribution Pension Plan & Trust.

(9)	Includes 7,972,305 shares held by Wishco, Inc., a corporation controlled by Barry N. Wish pursuant to his ownership of 93% of the common stock thereof; 351,940 shares held by B.N.W. Partners, a Delaware partnership of which the partners are Mr. Wish and B.N.W., Inc., a corporation wholly owned by Mr. Wish; and 89,000 shares held by the Barry Wish Family Foundation, Inc., a charitable foundation of which Mr. Wish is a director.

(10)	Includes options to acquire two shares, which are exercisable at or within 60 days after June 30, 2004.

(11)	Includes options to acquire 49,548 shares, which are exercisable at or within 60 days after June 30, 2004.

(12)	Includes options to acquire 136,193 shares, which are exercisable at or within 60 days after June 30, 2004.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture, dated as of July 28, 2004, between us and The Bank of New York Trust Company, N.A., as trustee. Initially, the trustee will also act as paying agent, conversion agent and calculation agent for the notes. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, dated as of July 28, 2004, between us and the initial purchaser.

The following description is only a summary of some of the provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as a holder of the notes. A copy of each of these documents is available to you upon request.

When we refer to “Ocwen Financial Corporation,” “Ocwen,” “we,” “our” or “us” in this section, we refer only to Ocwen Financial Corporation and not any of its subsidiaries.

Brief Description of the Notes

The notes offered by this prospectus:

•	bear interest at a rate of 3.25% per annum, payable on each February 1 and August 1, beginning February 1, 2005;

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are general unsecured obligations of Ocwen, ranking equally with all of our other existing and future obligations that are unsecured and unsubordinated and, as indebtedness of Ocwen, will be effectively subordinated to (a) all of our existing and future secured obligations to the extent of the value of the assets securing such obligations and (b) all existing and future indebtedness and liabilities of our subsidiaries, including trade payables;

•	are convertible into shares of our common stock, cash or a combination of shares of our common stock and cash, at our option, initially at a conversion rate of 82.1693 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of $12.17 per share), under the conditions and subject to such adjustments as are described below under “—Conversion Rights;”

•	are redeemable for cash at our option in whole or in part beginning on August 1, 2009 upon the terms set forth under “—Optional Redemption by Us;”

•	are subject to repurchase by us for cash at your option on August 1, 2009, 2014 and 2019 or upon a change of control of Ocwen, upon the terms and at the purchase price set forth under “—Repurchase of Notes at the Option of Holders;”

•	are entitled in certain circumstances to a make-whole premium, upon the terms set forth under “—Make-Whole Premium,” in connection with a conversion or repurchase as a result of certain fundamental changes;

•	are due on August 1, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option; and

•	benefit from the provisions of a registration rights agreement and bear liquidated damages if we fail to comply with certain of our obligations under such agreement as set forth below under “—Registration Rights.”

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness, including secured indebtedness senior to the notes, or issuing or repurchasing our other securities, including, without limitation, the repurchase of our securities described above in “Use of Proceeds.” The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Ocwen, except to the extent described under “—Repurchase of Notes at the Option of Holders.”

No sinking fund is provided for the notes and the notes are not subject to defeasance. Except under limited circumstances described below, the notes will be issued only in registered book-entry form, without coupons, and will be represented by one or more global notes.

We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. No service charge will be made for any registration of transfer or exchange of notes, but we may require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

We will make all payments on global notes to The Depository Trust Company, or “DTC,” in immediately available funds.

Ranking

The notes are our general unsecured obligations and rank equally with all of our other existing and future obligations that are unsecured and unsubordinated. As of June 30, 2004, we had approximately $12.5 million of secured debt outstanding. The notes will not be guaranteed by any of our subsidiaries, and, accordingly, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. As of June 30, 2004, our subsidiaries had approximately $688.7 million in debt outstanding. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness, including secured indebtedness.

Interest

The notes bear interest at a rate of 3.25% per annum from July 28, 2004. We will pay interest semiannually on February 1 and August 1 of each year, beginning February 1, 2005, to the holders of record at the close of business on the preceding July 15 and January 15, respectively. There is one exception to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any notes that are converted into our common stock. Instead, accrued interest will be deemed paid by the receipt of cash or common stock by holders on conversion. You will receive, however, accrued and unpaid liquidated damages, if any, upon the terms set forth under “—Registration Rights,” to, but not including, the conversion date. If you surrender notes for conversion after a record date for an interest payment but prior to the corresponding interest payment date, you (or, if you are not the record holder of the notes on that interest payment date, such record holder) will receive on that interest payment date accrued and unpaid interest on those notes, notwithstanding your conversion of those notes prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender notes for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a change of control that is during such period or (3) any overdue interest exists at the time of conversion with respect to the notes converted. Accordingly, under these circumstances you will not be required to pay us, at the time that you surrender the notes for conversion, the amount of interest you will receive on the interest payment date.

Except as provided below, we will pay interest on:

•	global notes to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of those notes; and

•	any definitive notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested by a holder of those notes and such holder provides us with wire transfer instructions at least 10 business days prior to the interest payment date.

At maturity we will pay interest on the definitive notes at the office we will maintain where the notes may be presented for registration, transfer, exchange or conversion. This office initially will be the designated corporate trust office of the trustee.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date, stated maturity date, redemption date, repurchase date or change of control repurchase date of a note would fall on a day that is not a business day, the required payment of principal, interest, if any, liquidated damages, if any, and make-whole premium, if any, will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after such interest payment date, the stated maturity date, redemption date, repurchase date or change of control repurchase date to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

Conversion Rights

General

Subject to the conditions and during the periods described below, you may convert any outstanding notes, initially at a conversion rate of 82.1693 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of $12.17 per share). The conversion rate and the corresponding conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. We will not issue fractional shares of our common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the last reported sale price per share of our common stock on the business day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 principal amount and integral multiples thereof. Upon surrender of a note for conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under “—Payment Upon Conversion.”

If you have exercised your right to require us to repurchase your notes in the circumstances described under “—Repurchase of Notes at the Option of Holders,” you may convert your notes into our common stock only if you withdraw your repurchase notice or change of control repurchase notice and convert your notes prior to the close of business on the repurchase date or change of control repurchase date, as applicable.

You may surrender any of your notes for conversion prior to the stated maturity date only under the following circumstances:

Conversion Upon Satisfaction of Market Price Condition

You may surrender any of your notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after September 30, 2004 if the last reported sale price per share of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 125% of the applicable conversion price of the notes as of that 30th trading day.

The “last reported sale price” per share of our common stock on any date means the closing sale price per share of our common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal United States securities exchange on which our common stock is listed or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated.

“Trading day” means a day during which trading in securities generally occurs on the principal United States securities exchange on which our common stock is listed or, if our common stock is not listed on a United States national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded or quoted.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender any of your notes for conversion during the five business day period immediately following any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price per share of our common stock on such day and the applicable conversion rate of the notes on such day. However, you may not convert your notes in reliance on this subsection after August 1, 2019 if on any trading day during the measurement period the last reported sale price of shares of our common stock was between 100% and 125% of the applicable conversion price of the notes on such day.

The “trading price” of a note on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $1.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $1.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “last reported sale price” per share of our common stock and the applicable conversion rate.

The conversion agent will, on our behalf, determine if the notes are convertible as a result of the trading price of the notes and notify us and the trustee; provided, that the conversion agent shall have no obligation to determine the trading price of the notes unless we have requested such determination and we shall have no obligation to make such request unless requested to do so by a holder of the notes. At such time, we shall instruct the conversion agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 98% of the product of the “last reported sale price” of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

You may surrender for conversion any of your notes that have been called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time.

Conversion Upon Specified Corporate Transactions

(1) Certain Distributions

If:

•	we distribute to all holders of shares of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of distribution, shares of our common stock at less than the last reported sale price per share of our common stock on the business day immediately preceding the announcement date of such distribution, or

•

we elect to distribute to all holders of shares of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as determined by our board of directors, exceeding 10% of the last reported sale price per share of our common stock on the business day immediately preceding the announcement date of such distribution,

then at least 20 days prior to the ex-dividend date for the distribution, we must notify the holders of the notes of the occurrence of such event. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place. However, no holder may surrender such holder’s notes for conversion and no adjustment to the applicable conversion rate will be made if we provide that holders of notes will participate in the distribution without conversion or in certain other cases. The “ex-dividend date” is the first date upon which a sale of shares of our common stock, regular way on the relevant exchange or in the relevant market for our common stock, does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

(2) Certain Corporate Transactions

If a “change of control” occurs pursuant to either clause (1) or clause (2) of the definition thereof and such change of control constitutes a fundamental change, then a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. We will notify holders and the trustee at the same time we publicly announce such transaction (but in no event less than 15 days prior to the effective date of such transaction).

In addition, if such change of control occurs before August 1, 2009, we will pay a “make-whole premium” in connection with the conversion of notes, calculated as described under “—Repurchase of Notes at the Option of Holders—Make-Whole Premium.” Payment of the make-whole premium to holders surrendering their notes for conversion will be made upon the later of: (i) the fundamental change repurchase date and (ii) the conversion settlement date for those notes. We will pay the make-whole premium in the consideration into which our common stock was converted, exchanged or acquired. The method of determining the amount of such consideration is described under “—Repurchase of Notes at the Option of Holders—Make-Whole Premium.”

If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such notes immediately prior to the transaction.

Conversion Upon Company Election Following Change in Accounting Treatment of Contingent Convertible Securities

From and after the date of the occurrence of an accounting event (as defined below) following July 28, 2004, we will have the option, in our sole discretion, to elect, by providing notice to the trustee and the holders of the notes, to permit conversion without regard to fulfillment of the contingencies described above under “—Conversion Upon Satisfaction of Market Price Condition,” “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Upon Notice of Redemption” and “—Conversion Upon Specified Corporate Transactions.” If we make such an election, holders of the notes will have the right to convert their notes at any time prior to the close of business on August 1, 2024.

An “accounting event” means that the Emerging Issues Task Force of the Financial Accounting Standards Board has issued in final form, an amendment to, change in or clarification of rules relating to accounting treatment of contingent convertible securities, as a result of which we are required, under then current GAAP, to include the full number of shares into which the notes may be converted in determining the number of our shares outstanding for purposes of calculating diluted earnings per share without regard to fulfillment of any related contingencies.

Conversion Procedures

By delivering to the holder the number of shares issuable upon conversion or the amount of cash determined as set forth below under “—Payment Upon Conversion,” together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

You will not be required to pay any taxes or duties relating to the issuance or delivery of shares of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of shares of our common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

To convert a definitive note, you must do each of the following:

•	complete the conversion notice on the back of the notes (or a facsimile thereof);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	furnish appropriate endorsement and transfer documents;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described under “—Interest;” and

•	pay all taxes or duties, if any, as described above.

To convert interests in a global note, you must comply with the last three bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

The “conversion date” will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted, or a book-entry transfer through DTC for the number of full shares of our common stock into which any notes are converted, and/or the amount of cash determined as set forth under “—Payment Upon Conversion,” (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

Payment Upon Conversion

Conversion on or Prior to the Final Notice Date. In the event that we receive your conversion notice on or prior to the day that is 20 days prior to the stated maturity date or, with respect to notes being redeemed, the applicable redemption date (the “final notice date”), the following procedures will apply:

If we choose to satisfy all or any portion of our obligation to deliver shares of our common stock upon conversion (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as l00% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following our receipt of your conversion notice (“cash settlement notice period”). If we timely elect to pay cash for any portion of the shares of our common stock otherwise issuable to you, you may retract the conversion notice at any time during the two business day period immediately following the cash settlement notice period (“conversion retraction period”). If we do not make such election, you may not make any such retraction and your conversion notice will be irrevocable.

Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you, for each $1,000 original principal amount of notes, a number of shares equal to the applicable conversion rate. We will pay cash for all fractional shares of common stock, as described under “—Conversion Rights—General.”

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you, for each $1,000 principal amount of notes, cash in an amount equal to the product of the applicable conversion rate and the average last reported sale price per share of our common stock for the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you, for each $1,000 original principal amount of notes, such cash amount (the “cash amount”) and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the last reported sale price per share of our common stock on such day. We will pay cash for all fractional shares of common stock, as described under “—Conversion Rights—General.”

The “cash settlement averaging period” means the 20 trading-day period beginning the day after the expiration of the conversion retraction period.

If we choose to satisfy the entire conversion obligation in shares of our common stock, then settlement will occur on the third business day following the conversion date. If we choose to satisfy all or any portion of the conversion obligation in cash and the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the last day of the cash settlement averaging period.

In addition to the above, we will also, if applicable, pay the make-whole premium. Payment of the make-whole premium to holders surrendering their notes for conversion or repurchase will be made upon the later of: (i) the fundamental change repurchase date and (ii) the conversion settlement date for those notes. We will pay the make-whole premium in the consideration, as applicable, into which our common stock was converted, exchanged or acquired, except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such transaction.

Our Right to Irrevocably Elect Payment. At any time prior to the stated maturity date, we may irrevocably elect to satisfy in cash up to 100% of the principal amount of the notes converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election shall be in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes. If we make such election, we will not have to make any further election prior to the final notice date (and we will not deliver any further notice thereof following the conversion date), and the description set forth under “—Payment Upon Conversion—Conversion after the Final Notice Date” shall not be applicable.

In the event that we receive your conversion notice after the date of such election, your conversion notice will not be retractable, and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth under “—Payment Upon Conversion—Conversion on or Prior to the Final Notice Date” except that:

•	the “cash settlement averaging period” shall be the 20 trading-day period beginning on the day after we receive your conversion notice; and

•	the “cash amount” shall be the lesser of (i) (x) the number of shares of our common stock, calculated as set forth in the first bullet of settlement amounts above, multiplied by (y) the average last reported sale price per share of our common stock during the cash settlement averaging period and (ii) 100% of the principal amount of a note.

Conversion after the Final Notice Date. In the event that we receive your conversion notice after the final notice date and we elect to satisfy all or any portion of the conversion obligation in cash, then we will not send individual notices of such election. Instead, we will send, on or prior to the final notice date, a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). If we receive your conversion notice after the final notice date, you will not be allowed to retract the conversion notice. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Payment Upon Conversion—Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 10 trading-day period beginning on the day after we receive your conversion notice. If we do not elect to satisfy all or any portion of the conversion obligation in cash, then settlement will occur on the third business day following the conversion date.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment to all holders of our common stock of dividends and other distributions on our common stock payable exclusively in shares of our common stock, in which event the applicable conversion rate will be adjusted by multiplying it by a fraction,

(a) the numerator of which will be the sum of (i) the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution plus (ii) the total number of shares constituting the dividend or distribution, and

(b) the denominator of which is the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution;

(2) the distribution to all holders of our common stock of rights or warrants (other than pursuant to any dividend reinvestment or share purchase plan) that entitle the holders to purchase shares of our common stock, for a period expiring within 60 days from the date of issuance of the rights or warrants, at a price per share less than the last reported sale price per share of our common stock on the record date for the determination of shareholders entitled to receive the rights or warrants, in which event the applicable conversion rate will be adjusted by multiplying it by a fraction,

(a) the numerator of which will be the sum of (i) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (ii) the total number of additional shares of our common stock offered for purchase (or into which such convertible securities could be converted), and

(b) the denominator of which is the sum of (i) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (ii) the total number of shares of our common stock that the aggregate offering price of the total number of shares offered for subscription or purchase (or the aggregate conversion price of such convertible securities) would purchase at the current market price of our common stock;

(3) subdivisions or combinations of our common stock, in which event the conversion rate in effect will be proportionately increased or decreased;

(4) distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding any dividend, distribution or issuance covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash), in which event the applicable conversion rate will be increased by multiplying the applicable conversion rate by a fraction,

(a) the numerator of which is the current market price per share of our common stock plus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of our common stock, and

(b) the denominator of which is the current market price per share of our common stock.

The “current market price” per share of our common stock on any day means the average of the last reported sale price for the first 20 consecutive trading days from, and including, the ex-dividend date for such dividend or distribution.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the fair market value of the securities so distributed will be based on the average of the last reported sales prices of those securities (where such last reported sale prices are available) for each of the 20 trading days commencing on and including the fifth trading day after the ex-dividend date for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) we make distributions consisting exclusively of cash to all holders of our common stock, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the applicable conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

(a) the numerator of which will be the current market price of our common stock, and

(b) the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; or

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the applicable conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

(a) the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the last reported sale price per share of our common stock on the trading day next succeeding the expiration of the tender or exchange offer, and

(b) the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the last reported sale price per share of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

To the extent that we have a rights plan that is in effect upon conversion of the notes into common stock, the holder will receive, in addition to shares of our common stock, the rights under the rights plan unless, prior to the conversion date, the rights have separated from our common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities as described in clause (4) above.

If rights or warrants for which an adjustment to the conversion rate has been made expire unexercised, the conversion rate will be readjusted to take into account the actual number of such rights or warrants that were exercised.

In addition to these adjustments, we may, from time to time, to the extent permitted by applicable law and the listing requirements of the New York Stock Exchange (and any other exchange on which the shares of our common stock are then listed), increase the applicable conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of capital stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law and the listing requirements of the New York Stock Exchange (and any other exchange on which the shares of our common stock are then listed), increase the applicable conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the applicable conversion rate.

No holder may surrender such holder’s notes for conversion and no adjustment to the applicable conversion rate will be made if the holder will otherwise participate in the distribution without conversion.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	upon the issuance of any shares of our common stock pursuant to conversion of the notes;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest or liquidated damages, if any.

All calculations relating to conversion shall be made to the nearest cent or the nearest 1/10,000th of a share.

The holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend in connection with the adjustment of the conversion rate. See “Certain United States Federal Income Tax Considerations—Conversion of Notes into Common Shares.”

Payment at Maturity

Each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, and liquidated damages, if any. We will pay principal on:

•	global notes to DTC in immediately available funds; and

•	any definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee.

Optional Redemption by Us

Prior to August 1, 2009, the notes are not redeemable at our option. Beginning on August 1, 2009, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date. However, if a redemption date falls between a record date and the corresponding interest payment date, then the interest payable on such interest payment date shall be paid to the holders of record of the notes on the applicable record date instead of the holders of the notes we redeem on such redemption date.

We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at the Option of Holders

Optional Put

On August 1, 2009, August 1, 2014 and August 1, 2019 (each, a “repurchase date”), holders may require us to repurchase for cash any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to but excluding the repurchase date. However, if the repurchase date falls on an interest payment date, then the interest payable on such interest payment date shall be paid to the holders of record of the notes on the applicable record date instead of the holders surrendering the notes for repurchase on such date.

Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

•	the certificate numbers of the holder’s notes to be delivered for repurchase (if such notes are held in definitive form);

•	the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in definitive form, the repurchase notice must comply with appropriate DTC procedures.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice shall state:

•	the certificate numbers of the holder’s notes being withdrawn (if such notes are held in definitive form);

•	the principal amount of notes being withdrawn; and

•	the principal amount of the notes, if any, that remain subject to the repurchase notice.

If the notes are not in definitive form, the withdrawal notice must comply with appropriate DTC procedures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder either effecting book-entry transfer of the holder’s notes or delivering the definitive notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid following the later of (i) the business day following the repurchase date and (ii) the time of delivery of the definitive notes, together with such endorsements.

If, on the business day following the repurchase date, the paying agent holds cash sufficient to pay the purchase price of the notes for which a repurchase notice has been given and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon transfer or delivery of the notes.

Our ability to repurchase notes for cash may be limited by regulatory and other restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. See “Risk Factors—Risks Relating to the Notes—Our ability to purchase the notes with cash at your option or upon a fundamental change may be limited.” No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

Fundamental Change Put

If a fundamental change, as defined below, occurs, you will have the right on the fundamental change repurchase date (subject to certain exceptions set forth below) to require us to repurchase all of your notes not previously called for redemption, or any portion of those notes that is equal to (a) $1,000 in principal amount or integral multiples thereof, at a “fundamental change purchase price” in cash equal to 100% of the principal amount of the notes plus any accrued and unpaid interest, (b) in certain circumstances described in “—Make-Whole Premium,” the make-whole premium and (c) liquidated damages, if any, on the notes to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest, the make-whole premium, if any, and liquidated damages, if any, to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the purchase price. Notwithstanding the foregoing, if we incur other senior debt, we may be required to offer to repurchase such other senior debt on a pro rata basis with the notes, upon a change of control, if similar change of control offers are required by our other senior debt.

Within 30 days after the occurrence of a fundamental change, we are required to give you notice of such occurrence and of your resulting repurchase right, and the procedures that holders must follow to require us to repurchase their notes as described below. The fundamental change repurchase date specified by us will be 30 days after the date on which we give you this notice.

We will not be required to repurchase your notes upon a fundamental change if a third party offers to repurchase your notes in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a repurchase made by us upon a fundamental change and purchases all notes validly tendered and not withdrawn under such offer to repurchase; provided, however, that if a holder of notes provides a repurchase notice to such third party, such notice shall also be deemed to have been made to us in the event that the third party defaults in its obligation to repurchase the notes.

To exercise your fundamental change repurchase right, you must deliver, before the close of business on the business day prior to the fundamental change repurchase date, the notes to be repurchased, duly endorsed for transfer, together with the written fundamental change repurchase notice, to the paying agent. Your fundamental change repurchase notice must state:

•	the certificate numbers of the holders’ notes to be delivered for repurchase (if such notes are held in definitive form);

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

If the notes are not in definitive form, the fundamental change repurchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change repurchase notice (in whole or in part) by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount at maturity of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn (if such notes are held in definitive form); and

•	the principal amount of the notes, if any, that remain subject to the fundamental change repurchase notice.

If the notes are not in definitive form, the fundamental change repurchase notice must comply with appropriate DTC procedures.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading.

A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1) as indicated by the filing of a Schedule TO under the Exchange Act or any other schedule, form or report under the Exchange Act disclosing the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

(2) the consummation of our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation or form of organization and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares or other equity interests of the surviving entity or a direct or indirect parent of the surviving entity.

Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

However, notwithstanding the foregoing, it will not constitute a fundamental change if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a change of control consists of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the notes become convertible into that common stock (and any rights attached thereto).

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

If the paying agent holds cash or securities sufficient to pay the fundamental change purchase price and the make-whole premium, if any, with respect to notes which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent and all other rights of the holder shall terminate, other than the right to receive the fundamental change purchase price and the make-whole premium, if any, upon delivery of the notes.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to repurchase notes for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the notes for cash may be limited by regulatory and other restrictions on the ability of Ocwen to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change purchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—Risks Relating to the Notes—Our ability to purchase the notes with cash at your option or upon a fundamental change may be limited.”

The fundamental change purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the fundamental change repurchase feature is a term contained in securities similar to the notes.

Make-Whole Premium

If a transaction described in the second paragraph of the definition of change of control occurs prior to August 1, 2009 and constitutes a fundamental change, we will pay, in addition to the purchase price described under “—Fundamental Change Put,” a “make-whole premium” described below to holders of notes who elect to require us to repurchase such notes in connection with such a fundamental change.

No make-whole premium will be paid if the stock price (as defined below) is less than or equal to $9.02 or greater than $36.08 (in each case subject to adjustment). The make-whole premium will be determined by reference to the table below and is based on the date on which such specified corporate transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the fundamental change. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the closing sale price of our common stock on the 10 trading days up to, but not including, the effective date.

In connection with the repurchase of the notes as described or upon a conversion of the notes as a result of certain specified corporate transactions as described under “Conversion Rights—Conversion Upon Specified Corporate Transactions—Certain Corporate Transactions,” we will pay the make-whole premium in the consideration into which our common stock was converted, exchanged or acquired, except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such transaction.

If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such transaction, then for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative values, determined as described in the next paragraph, of the different forms of consideration paid to our common stockholders in connection with such fundamental change.

The value of such consideration to be delivered in respect of the make-whole premium will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the fundamental change repurchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized banks selected by the trustee; and

•	100% of any cash.

The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

The following table sets forth the make-whole premiums (table in percentages of principal amount of notes).

Stock Price

Effective Date	$9.02	$9.92	$10.82	$11.73	$12.63	$13.53	$14.43	$15.33	$16.24	$17.14	$18.04	$22.55	$27.06	$31.57	$36.08
August 1, 2004	—	8.64	13.97	19.52	20.07	19.05	18.17	17.39	16.73	16.13	15.62	13.86	12.90	12.35	11.99
August 1, 2005	—	8.11	13.14	18.43	18.76	17.56	16.52	15.62	14.84	14.16	13.57	11.59	10.56	10.00	9.66
August 1, 2006	—	7.30	11.95	16.92	16.99	15.58	14.36	13.32	12.44	11.66	11.01	8.89	7.87	7.36	7.09
August 1, 2007	—	5.98	10.11	14.66	14.41	12.74	11.34	10.17	9.21	8.37	7.69	5.66	4.79	4.48	4.30
August 1, 2008	—	3.53	6.84	10.76	10.06	8.14	6.58	5.39	4.51	3.72	3.17	1.89	1.51	1.45	1.42
August 1, 2009	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The exact stock price and effective dates may not be set forth in the table, in which case:

•	if the stock price is between two stock price amounts in the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the additional premium amounts set for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $36.08 per share (subject to adjustment), no make-whole premium will be paid; and

•	if the stock price is less than or equal to $9.02 (subject to adjustment), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Merger and Sales of Assets

The indenture provides that, subject to the exception discussed below, we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of our obligations under the notes and the indenture; and

•	neither we nor such person is then or immediately after giving effect to such transaction in default under the indenture.

The occurrence of certain transactions fitting within this exception could constitute a change of control.

The covenant described in the first paragraph of this subsection includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in our obligation to deliver shares of our common stock, cash or a combination of shares of our common stock and cash upon conversion of any notes;

•	default in our obligation to repurchase notes or pay a make-whole premium, if any, at the option of holders or following a fundamental change;

•	default in our obligation to notify when due holders of notes of a fundamental change or a change of control;

•	default in our obligation to redeem notes after we have exercised our redemption option;

•	default in our obligation to pay the principal amount of the notes at maturity, when due and payable;

•	default in our obligation to pay any interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days past the applicable due date;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after our receipt of written notice of such failure, requiring us to remedy the same so long as such notice shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of ours or our designated subsidiaries in an aggregate amount of $25.0 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the notes then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary; provided, however, that a reorganization or dissolution of the Bank in connection with a debanking as described in “Our Business—Our Strategies” shall not be an event of default.

A “designated subsidiary” means any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default known to it, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

If certain events of default specified in the last bullet point above occur and are continuing, then the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, through such date shall automatically become immediately due and payable. If any other event of default occurs and is continuing (the default not having been cured or waived as provided under “—Modification and Waiver”), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable on the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, through such date, and the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

Our obligations under the indenture are not intended to provide creditors’ rights in bankruptcy for any amounts in excess of par plus accrued and unpaid interest (including liquidated damages, if any).

No holder of notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding notes;

•	the holder or holders have offered security or indemnity satisfactory to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	change the stated maturity date of any note or the payment date of any installment of interest or liquidated damages payable on any notes;

•	reduce the principal amount of, or any interest, liquidated damages, redemption price, purchase price, fundamental change purchase price or make-whole premium on, any note;

•	impair the right of a holder to convert any note or reduce the number of shares of our common stock or any other property receivable upon conversion;

•	change the currency of payment of such notes or interest or liquidated damages thereon;

•	alter the manner of calculation or rate of accrual of interest, liquidated damages or make-whole premium on any note or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders (including after a change of control);

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of notes outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the notes outstanding at the time.

Changes Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding guarantees with respect to the notes or securing the notes;

•	adding to our covenants or the events of default for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the applicable conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	establishing the form of notes if issued in definitive form;

•	evidencing and providing for the acceptance of the appointment under the indenture of a successor trustee;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

•	curing any ambiguity, correcting any inconsistency or supplementing any defective provision contained in the indenture so long as such action will not adversely affect the interests of the holders of notes in any material respect, it being understood that any amendment made solely to conform the provisions of the indenture to the description of the notes in this prospectus will not be deemed to adversely affect the interests of the holders of the notes; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture that we and the trustee may deem necessary or desirable and that will not materially adversely affect the interests of the holders of notes.

Registration Rights

On July 28, 2004, we entered into a registration rights agreement with the initial purchaser for the benefit of the holders of the notes. Pursuant to the agreement, we agreed to, at our expense:

•	file with the SEC not later than October 26, 2004, a registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes;

•	use our reasonable best efforts to cause such registration statement to become effective not later than January 24, 2005; and

•	use our reasonable best efforts to keep the registration statement effective until the earliest of:

(1) the second anniversary of the last date of original issuance of any of the notes;

(2) the date when the non-affiliate holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to Rule 144 under the Securities Act; or

(3) the date when all of the notes and the common stock issuable upon conversion of the notes are sold pursuant to the shelf registration statement or pursuant to Rule 144(k) under the Securities Act or any similar provision then in effect.

In connection with filing the shelf registration statement, we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes in accordance with the terms and conditions of the registration rights agreement.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification rights and obligations).

We may suspend the holder’s use of the prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period, and not to exceed an aggregate of 90 days in any 12-month period if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the deferral period from 30 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension.

We refer to each of the following as a registration default:

•	the registration statement has not been filed prior to October 26, 2004; or

•	the registration statement has not been declared effective prior to January 24, 2005, which is referred to as the effectiveness target date; or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within 10 business days (or, if the deferral period is then in effect, the fifth business day following the expiration of such deferral period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the deferral period described in the preceding paragraph by the 30th day or the 60th day as the case may be, or (3) if deferral periods exceed an aggregate of 90 days in any 12 month period.

If a registration default occurs (other than a registration default relating to a failure to file or have an effective registration statement with respect to the shares of common stock), cash liquidated damages will accrue on the notes that are, in each case, transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on each February 1 and August 1, commencing on February 1, 2005, and will accrue at a rate per year equal to 0.25% of the principal amount of a note to and including the 90th day following such registration default; and 0.50% of the principal amount of a note from and after the 91st day following such registration default.

The term “applicable conversion price” means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were the notes then outstanding.

In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive liquidated damages on such common stock, but will receive additional shares upon conversion (except to the extent we elect to deliver cash upon conversion).

If a registration default with respect to the common stock occurs after a holder has converted its notes into shares of our common stock, such holder will not be entitled to any compensation with respect to such shares of our common stock.

If a shelf registration statement covering the resales of the notes and common stock into which the notes are convertible is not effective, these securities may not be sold or otherwise transferred except in accordance with the provisions set forth under “Notice to Investors.”

Form, Denomination and Registration

Denomination and Registration. The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

Global Notes. Notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC or indirectly through organizations that are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	are not entitled to have certificates registered in their names;

•	will not receive or are not entitled to receive physical delivery of certificates in definitive form; and

•	are not considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, interest and liquidated damages, if any, on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Ocwen, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal, interest or liquidated damages, if any, on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. You may wish to contact your broker or other direct or indirect DTC participant to obtain information on how notices of significant events such as redemptions will be transmitted to you.

A holder that would like to convert notes into common stock pursuant to the terms of the notes should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests and effecting delivery of such notes on DTC’s records.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, the ability of a holder to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Ocwen nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at anytime. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. In addition, beneficial interests in a global note may be exchanged for definitive notes upon request or on behalf of DTC in accordance with customary procedures. None of Ocwen, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

We will issue the notes in definitive form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Information Concerning the Trustee and Transfer Agent

The Bank of New York Trust Company, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company.

Calculations In Respect of Notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the trading prices of the notes and of our common stock, the amount of accrued interest payable on the notes and the applicable conversion rate and applicable conversion price of the notes. We or our agents will make all of these calculations in good faith, and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to rely conclusively upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

The following description does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and by-laws.

General

Pursuant to our articles of incorporation, we are authorized to issue 200 million shares of common stock and 20 million shares of preferred stock. As of June 30, 2004, there were 68,201,948 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each common share has the same relative rights as, and is identical in all respects with, each other common share. All shares of common stock currently outstanding are fully paid and nonassessable. The common shares represent nonwithdrawable capital and is not subject to call for redemption. The common shares are not an account of an insurable type and is not insured by the FDIC or any other governmental authority.

We may pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. The holders of common shares will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue preferred shares, the holders thereof may have a priority over the holders of the common shares with respect to dividends.

The holders of common shares possess exclusive voting rights in Ocwen. They elect our board of directors and act on such other matters as are required to be presented to them under applicable law or our articles of incorporation or as are otherwise presented to them by our board of directors. Each holder of common shares is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred shares, holders of the preferred shares also may possess voting rights.

If we liquidate, dissolve or wind-up, the holders of the then-outstanding common shares would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. If preferred shares are issued, the holders thereof may have a priority over the holders of the common shares in the event of liquidation or dissolution.

Holders of the common shares are not entitled to preemptive rights with respect to any shares which may be issued in the future. Thus, we may sell common shares without first offering them to the then holders of the common shares.

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company. All common shares issuable upon conversion of the notes, will, when issued, be fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 20 million shares of preferred stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such preferred stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relevant to U.S. Holders (defined below) of the notes and the common shares into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (the “IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common shares as part of a hedging or conversion transaction or straddle, persons deemed to sell notes or common shares under the constructive sale provisions of the Code or persons selling our common shares short) may be subject to special rules. This discussion also does not address any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to the holders of the notes and common shares into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who hold the notes and common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common shares in their particular situations.

As used herein, the term “U.S. Holder” means a beneficial holder of a note or common share that for U.S. federal income tax purposes is (i) a citizen or resident (or certain former citizens or residents) of the United States, (ii) a domestic corporation and (iii) any other natural person or entity that is subject to U.S. federal income taxation on a net income basis in respect of a note or common share.

This discussion does not consider the federal income tax consequences of the holding or the disposition of the notes or the common shares by a partnership. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common shares into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a holder of the notes or common shares into which the notes may be converted, and partners in such a partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and common shares into which the notes may be converted.

Interest

Interest on the notes will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes.

Additional Amounts

In certain circumstances, we may be obligated to pay additional amounts on the notes in the nature of liquidated damages and make-whole premiums (as described above under “Description of the

Notes—Registration Rights” and “Description of the Notes—Repurchase of Notes at the Option of Holders—Make-Whole Premium”). These obligations may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” We intend to take the position that the contingency that such payments will be made is remote or incidental (within the meaning of applicable Treasury Regulations) and therefore that the notes are not subject to the rules governing contingent payment debt instruments. On that basis, we believe that such liquidated damages, if any, should be taxable to a U.S. Holder in accordance with such U.S. Holder’s regular method of tax accounting and such make-whole premium, if any, should be taxable to a U.S. Holder as additional proceeds received in redemption of the notes. If that treatment were found to be incorrect, and the notes were deemed to be contingent payment debt instruments, a U.S. Holder generally would, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than capital gain and generally would be required to report interest as income when it accrues or becomes fixed, even if such U.S. Holder is a cash method taxpayer.

Amortizable Bond Premium

If a U.S. Holder purchases a note in a secondary market transaction for an amount in excess of, in general, the note’s principal amount, such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to such excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income using a constant yield method. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder’s yield. A U.S. Holder that elects to amortize bond premium must reduce the tax basis in such note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

Market Discount

If a U.S. Holder acquires a note in a secondary market transaction for an amount that is less than, in general, the note’s principal amount, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, any such note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry a note with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of notes.

Conversion of Notes into Common Shares

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common shares except (i) with respect to cash received in lieu of a fractional common share and (ii) to the extent that any common shares are considered attributable to accrued but unpaid interest not previously included in gross income. Cash received in lieu of a fractional common share should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share, and will be long-term capital gain or loss if the U.S. Holder will have held the note for more than one year at the time of conversion. See “—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Shares,” for a discussion of the consequences of capital-gain treatment. The fair market value of common shares attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary interest income to the extent not previously included in gross income.

The initial tax basis of common shares received on conversion (other than common shares attributable to accrued but unpaid interest not previously included in gross income) will equal the adjusted basis of the note converted, reduced by the portion of adjusted basis allocated to any fractional common share exchanged for cash. The initial tax basis of common shares attributable to accrued but unpaid interest will be the fair market value of such common shares. The holding period for the common shares received on conversion (other than common shares attributable to accrued but unpaid interest) will generally include the period during which the converted note was held prior to conversion but not for purposes of determining the holding period requirement for the dividends-received deduction for corporate holders or qualified dividend income treatment for individual holders, as discussed below. The holding period for common shares attributable to accrued but unpaid interest will commence on the day following the date of delivery of the common shares.

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income to the extent of our current and accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common shares), increase the proportionate interest (by reason of the conversion right) of a holder of notes in the common shares, whether or not such holder ever exercises its conversion privilege. In the case of such constructive dividend distribution, U.S. Holders may recognize income even though they do not receive any cash or property as a result of such adjustments. Any such constructive dividend distribution would not be eligible for the dividends-received deduction or treatment as qualified dividend income. Adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

Conversion of Notes into Cash or Common Shares and Cash

We will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the notes, and, in the event that a make-whole premium is required in connection with conversion of the notes, we may deliver cash and shares in connection with such make-whole premium. See “Description of the Notes—Conversion Rights—Our Right to Irrevocably Elect Payment” and “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions—(2) Certain Corporate Transactions.” If a U.S. Holder converts a note and we deliver solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the note, with the consequences to such holder as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Shares.”

If a U.S. Holder converts a note and we deliver a combination of common shares and cash, and such cash is not merely received in lieu of a fractional common share (which cash in lieu of a fractional common share will be treated as described above under “—Conversion of Notes into Common Shares”), the transaction should be treated as an exchange of the note for a combination of cash and common shares, which is a recapitalization for U.S. federal income tax purposes. A U.S. Holder should recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (being the excess, if any, of the fair market value of the common shares received plus the cash received over the adjusted tax basis in the note exchanged therefor) and (ii) the cash received. Such gain generally will be long-term capital gain if the U.S. Holder will have held the note for more than one year at the time of the exchange. See “—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Shares,” below, for a discussion of the consequences of capital-gain treatment. The U.S. Holder’s adjusted tax basis in the common shares received generally will equal the adjusted tax basis in the note exchanged, decreased by the cash received and increased by the amount of gain recognized. The U.S. Holder’s holding period in the common shares received upon exchange of the note will include the holding period of the note so exchanged.

Cash or common shares received in respect of accrued but unpaid interest will be excluded from the calculation of gain described in the preceding paragraph and will be treated as described above under “—Conversion of Notes into Common Shares.” The Indenture provides that any cash received by the U.S. holder in the exchange is applied first to the satisfaction of any accrued but unpaid interest on the note. We intend to report the interest consistent with the Indenture. U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common shares upon a conversion.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Shares

Gain or loss, if any, realized by a U.S. Holder on the sale, exchange (other than by exercise of the conversion privilege in exchange for common shares or common stock and cash, discussed above), redemption (including receipt of solely cash upon exercise of the conversion privilege) or other disposition of a note or common share will generally be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference (if any) between (i) the amount of cash and the fair market value of any property received (other than, in the case of a note, any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the note or common share. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder reduced (but not below zero) by any principal payments received by such holder and any amortization of premium such holder has taken into account, and increased by any market discount previously included in income in respect of such note. A U.S. Holder’s adjusted tax basis in a common share acquired through conversion of a note is discussed under the headings “—Conversion of Notes into Common Shares” and “—Conversion of Notes into Cash or Common Shares and Cash.”

Except as discussed above under the heading “Market Discount,” gain or loss realized on the sale, exchange, redemption or other disposition of a note or common share generally will be long-term capital gain or loss if at the time of the disposition the note or common share has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income (generally 15 percent for most gains recognized in taxable years beginning on or before December 31, 2008). The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Distributions on Common Shares

Distributions, if any, paid on the common shares, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder’s income as ordinary dividend income, which may qualify for a dividends-received deduction (in the case of corporate holders) or as qualified dividend income (in the case of individual holders). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s adjusted tax basis in the common shares, and, thereafter, as capital gain from the sale or exchange of such common shares. In some circumstances, the conversion price of the notes may not be fully adjusted to take into account certain transactions with respect to the common shares or may otherwise be adjusted in such a manner that the holders of common shares are treated as increasing their proportionate share of the assets or earnings and profits of our company. Section 305 of the Code and the Treasury Regulations issued thereunder generally would treat holders of common shares (including common shares received upon conversion) as receiving a constructive distribution to the extent that there is an increase in the proportionate interest of the holders of the common shares in the assets or earnings and profits of our company in such event.

Qualified dividend income received in taxable years beginning on or before December 31, 2008 is subject to tax at the rates applicable to adjusted net capital gain. Qualified dividend income does not include dividends received on shares with respect to which the U.S. Holder has not met a minimum holding-period requirement, or to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares). The availability of the dividends-received deduction is similarly limited.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments that must be reported are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax at the rate of 28 percent from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his or her federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common shares will generally be subject to information reporting and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

Payments made to U.S. Holders by a broker upon a sale of notes or common shares will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

Any amounts withheld from a payment to a holder of notes or common shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common shares, including the applicability and effect of any state, local or foreign tax laws and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We initially issued the notes to Jefferies & Company, Inc., as the initial purchaser, in a transaction exempt from the registration requirements of the Securities Act. The initial purchaser then resold some or all of the notes in transactions exempt from the registration requirements of the Securities Act.

The selling securityholders, including their respective transferees, pledgees, donees or other successors-in-interest, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock issuable upon conversion of the notes. Any selling securityholder may also elect not to sell any notes or common stock issuable upon conversion of the notes held by it. Only those notes and shares of common stock issuable upon conversion of the notes listed below or in any prospectus supplement hereto may be offered for resale by the selling securityholders pursuant to this prospectus.

The table below sets forth recent information with respect to the selling securityholders of the notes and the common stock issuable upon conversion of the notes and the respective number of notes and shares of common stock beneficially owned by each selling securityholder that may be offered for each selling securityholder’s account pursuant to this prospectus unless set forth below. To our knowledge, except as noted in the table below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

We have prepared this table based on information supplied to us by or on behalf of the selling securityholders on or prior to October 7, 2004. The selling securityholders may offer and sell all, some or none of the notes and the common stock issuable upon conversion of the notes listed below by using this prospectus. Accordingly, we cannot estimate the amounts of those notes and shares of common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified in the table below may have sold, transferred or disposed of all or a portion of their notes or shares of common stock issuable upon conversion of the notes since the date on which they provided the information regarding their ownership of those securities included in this prospectus.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $175,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock beneficially owned prior to the offering includes shares of common stock into which the notes may be convertible. The number of shares of common stock that may be offered is based on a conversion rate of 82.1693 per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The percentage of common stock outstanding beneficially owned and that may be offered by each selling securityholder is based on 68,201,948 shares of common stock outstanding on June 30, 2004.

Information about the selling securityholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

Name	Principal Amount of Notes That May Be Offered	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering	Common Stock That May Be Offered	Percentage of Common Stock Outstanding
Acuity Master Fund Ltd.	$2,140,000	1.22%	175,842	175,842	*
Akela Capital Master Fund, Ltd.	$5,500,000	3.14%	451,931	451,931	*
Alexandra Global Master Fund Ltd	$7,500,000	4.29%	616,269	616,269	*
Auspicis Ltd	$230,000	*	18,898	18,898	*

Name	Principal Amount of Notes That May Be Offered	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering	Common Stock That May Be Offered	Percentage of Common Stock Outstanding
Bancroft Convertible Fund, Inc.	$1,250,000	*	102,711	102,711	*
Bernische Lehrerversicher-ungskasse	$1,000,000	*	82,169	82,169	*
BNP Paribas Equity Strategies, SNC	$4,596,000	2.63%	386,294	377,650	*
BTOP Multi Strategy Master Portfolio Ltd	$1,000,000	*	82,169	82,169	*
Calamos Market Neutral Fund – Calamos Investment Trust	$1,500,000	*	123,253	123,253	*
CNH CA Master Account, L.P.	$2,000,000	1.14%	164,338	164,338	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$4,512,000	2.58%	370,747	370,747	*
CQS Convertible and Quantitative Strategies Master Fund Limited	$1,000,000	*	82,169	82,169	*
Deam Convertible ARB	$250,000	*	20,542	20,542	*
Diaco Investments LP	$560,000	*	46,014	46,014	*
Ellsworth Convertible Growth and Income Fund, Inc.	$1,250,000	*	102,711	102,711	*
FrontPoint Convertible Arbitrage Fund, L.P.	$1,000,000	*	82,169	82,169	*
Global Bermuda Limited Partnership	$600,000	*	49,301	49,301	*
Grace Convertible Arbitrage Fund, Ltd.	$5,000,000	2.86%	410,846	410,846	*
Highbridge International LLC	$1,500,000	*	123,253	123,253	*
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Management Inc.	$222,000	*	18,241	18,241	*
Jefferies & Company, Inc. (1)	$550,000	*	45,193	45,193	*
Jefferies Umbrella Fund Global Convertible Bonds (1)	$2,000,000	1.14%	164,338	164,338	*
JMG Capital Partners, LP	$850,000	*	69,843	69,843	*
JMG Triton Offshore Fund, Ltd.	$1,650,000	*	135,579	135,579	*
KBC Financial Products USA Inc.	$6,250,000	3.57%	513,558	513,558	*
Lakeshore International, Ltd.	$2,400,000	1.37%	197,206	197,206	*
LDG Limited	$51,000	*	4,190	4,190	*
Lyxor/Convertible Arbitrage Fund Limited	$840,000	*	69,022	69,022	*
Mohican VCA Master Fund, Ltd.	$900,000	*	73,952	73,952	*
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC	$2,000	*	164	164	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	$2,500,000	1.43%	205,423	205,423	*
Nisswa Master Fund Ltd.	$1,500,000	*	123,253	123,253	*
Pensionkasse Der Antalis AG	$50,000	*	4,108	4,108	*
Pensionkasse Der EMS-Chemie AG	$60,000	*	4,930	4,930	*
Pensionkasse Der EMS-Dottikon AG	$100,000	*	8,216	8,216	*
Pensionkasse Der Rockwell Automation AG	$60,000	*	4,930	4,930	*
Pensionkasse Pluess-Staufer AG	$50,000	*	4,108	4,108	*
Pensionkasse Vantico	$100,000	*	8,216	8,216	*
Personal Vorsorge Der PV Promea	$170,000	*	13,968	13,968	*

Name	Principal Amount of Notes That May Be Offered	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering	Common Stock That May Be Offered	Percentage of Common Stock Outstanding
Personalfuersorgestiftung Der Gebaudever-sicherung Des Katons Bern	$180,000	*	14,790	14,790	*
Polaris Vega Fund L.P.	$4,900,000	2.8%	402,629	402,629	*
Pyramid Equity Strategies Fund	$250,000	*	20,542	20,542	*
Ritchie Convertible Arbitrage Trading	$600,000	*	49,301	49,301	*
S.A.C. Arbitrage Fund, LLC	$2,500,000	1.43%	363,988	205,423	*
Singlehedge US Convertible Arbitrage Fund	$1,116,000	*	91,700	91,700	*
Sphinx Convertible Arb Fund SPC c/o SSI Investment Management Inc.	$155,000	*	12,736	12,736	*
Sphinx Fund c/o TQA Investors, LLC	$52,000	*	4,272	4,272	*
SSI Hedged Convertible Market Neutral L.P.	$123,000	*	10,106	10,106	*
Sturgeon Limited	$936,000	*	76,910	76,910	*
Sunrise Partners Limited Partnership	$22,750,000	13.00%	1,869,351	1,869,351	2.74%
Tenor Opportunity Master Fund, Ltd	$1,500,000	*	123,253	123,253	*
TQA Master Fund Ltd.	$423,000	*	34,757	34,757	*
TQA Master Plus Fund Ltd.	$748,000	*	61,462	61,462	*
Xavex—Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	$143,000	*	11,750	11,750	*
Universal Investment Gesellschaft MBH, REF Aventis	$2,000,000	1.14%	164,338	164,338	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	$81,00	*	6,655	6,655	*
Any other holder of notes or future transferees, pledgees, donees of or from any such holder (2)	$73,850,000	42.20%	—	6,068,202	8.90%
Total	$175,000,000	100%	—	14,379,599	21.08%

*	less than 1%

(1)	Jefferies & Company, Inc. was the initial purchaser of the notes. Additionally, Jefferies & Company, Inc. and its affiliates have performed in the past investment banking, general financing and advisory services for us and our affiliates for which they receive customary fees and expenses.

(2)	Other selling securityholders may be identified at a later date.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the common stock issuable upon conversion of notes under this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

The notes and the common stock issuable upon the conversion of notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock.

These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes or the common stock issuable upon conversion of notes may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended. As a result, any profits on the sale of the notes or the common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchaser, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreements or understandings, directly or indirectly, with any person to distribute the notes.

If the notes and the common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock issuable upon conversion of notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sale of the notes and the common stock issuable upon conversion of the notes, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the common stock issuable upon conversion of the notes short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

With respect to a particular offering of the securities, to the extent required, an accompanying prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and, if required, the terms of the offering, including:

•	the name or names of any underwriters, broker-dealers or agents;

•	any discounts, commissions and other terms constituting compensation from the selling securityholders; and

•	any discounts, commission or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling securityholders.

Our common stock trades on the New York Stock Exchange under the symbol “OCN.” We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

At the time of the initial sale of the notes, the initial purchaser advised us that it intended to make a market in the notes. However, the initial purchaser is not obligated to do so and may discontinue market-making at any time without notice. In addition, any such market-making activity will be subject to the limits imposed by the SEC and may be limited during the pendency of this shelf registration statement. We cannot give any assurance as to the liquidity of the trading market for the notes.

We cannot assure you that any selling securityholder will sell any or all of the notes or the common stock issuable upon the conversion of notes with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling securityholders and any other person participating in the sale of the notes or the common stock issuable upon the conversion of the notes will be subject to the Exchange Act and the rules and the regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

Under the registration rights agreement incorporated by reference into this shelf registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earliest of:

•	July 28, 2006;

•	the date when all the notes and common stock issuable upon conversion of the notes have been sold pursuant to the shelf registration statement or transferred in compliance with Rule 144 of the Securities Act (or any similar provision then in effect); or

•	the date when all of the notes and common stock issuable upon conversion of the notes cease to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise).

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale to the public of the notes and common stock issuable upon conversion of notes other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $119,573.

LEGAL MATTERS

The validity of the notes and the shares of common stock issuable upon conversion of the notes offered by this prospectus will be passed upon for us by Paul A. Koches, General Counsel, and by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

E XPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy those documents at the offices of: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov and are posted on our website at http://www.ocwen.com as soon as reasonably practicable following the time that they are filed with or furnished to the SEC. The contents of our website are not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents we filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering of the notes:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	our Current Report on Form 8-K filed with the SEC on April 20, 2004;

•	our Current Report on Form 8-K filed with the SEC on July 19, 2004;

•	our Current Report on Form 8-K filed with the SEC on July 20, 2004;

•	our Current Report on Form 8-K filed with the SEC on July 21, 2004;

•	our Current Report on Form 8-K filed with the SEC on July 23, 2004;

•	our Current Report on Form 8-K filed with the SEC on July 27, 2004; and

•	the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on July 25, 1997, and any amendments or reports we may file with the SEC for purposes of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) by writing or telephoning us at the following address:

Ocwen Financial Corporation

1675 Palm Beach Lakes Boulevard

West Palm Beach, Florida, 33401

Attention: General Counsel

(561) 682-8000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with the registration and distribution of the 3.25% Contingent Convertible Senior Unsecured Notes due 2024 and the shares of common stock into which the notes may be converted. Except for the SEC registration fee and the New York Stock Exchange subsequent listing fee, all of the amounts set forth below are estimates. The New York Stock Exchange subsequent listing fee assumes the notes are converted into 14,379,628 shares of our common stock.

Legal fees and expenses	$50,000
SEC registration fee	22,173
New York Stock Exchange subsequent listing fee	1,900
Accounting fees and expenses	12,000
Trustee’s fees and expenses	7,000
Printing fees and expenses	20,000
Miscellaneous	7,500

Total	$119,573

Item 15.    Indemnification of Directors and Officers.

The Registrant was organized under the laws of the State of Florida and is subject to the Florida Business Corporation Act (the “FBCA”). Subject to the procedures and limitations stated therein Section 607.0831 of the FBCA provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director, unless (a) the director breached or failed to perform his duties as a director and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the liability provisions of Section 607.0834 of the FBCA, relating to a director’s liability for voting in favor of or assenting to an unlawful distribution, are applicable; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

Subject to the procedures and limitations stated therein, Section 607.0850(1) of the FBCA empowers a Florida corporation, such as the Registrant, to indemnify any person who was or is a party to any proceeding (other than any action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 607.0850(2) of the FBCA also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Sections 607.0850(1) or 607.0850(2) of the FBCA, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

The indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification of or advancement of expenses to any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, a director, officer, employee or agent is not entitled to indemnification or advancement of expenses if a judgment or other final adjudication establish that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the FBCA, relating to a director’s liability for voting in favor of or assenting to an unlawful distribution, are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The Registrant’s Amended and Restated Articles of Incorporation provide that the Registrant shall, to the fullest extent permitted by Section 607.0850 of the FBCA, as the same may be amended and supplemented, indemnify any and all persons whim it shall have power to indemnify under Section 607.0850 of the FBCA from and against an and all of the expenses, liabilities or other matters referred to in or covered by Section 607.0850 of the FBCA. Further, the indemnification provided for in the Registrant’s Amended and Restated Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Registrant maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of the Registrant for a wrongful act for which they may become legally obligated to pay or for which the Registrant is required to indemnify its directors and officers.

Item 16.    Exhibits.

Exhibit Number	Document
4.1*	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference from the similarly described exhibit filed in connection with the Registrant’s Registration Statement on Form S-1 (File No. 333-5153), as amended, declared effective by the Commission on September 25, 1996.

4.2*	Amended and Restated By-laws of the Registrant (incorporated by reference from the similarly described exhibit included with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.3*	Registration Rights Agreement dated July 28, 2004 between the Registrant and Jefferies & Company, Inc., as initial purchaser (incorporated by reference to Exhibit 4.7 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.4*	Indenture dated as of July 28, 2004 between the Registrant and The Bank of New York Trust Company, N.A., as trustee (including form of note) (incorporated by reference to Exhibit 4.8 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.5*	Form of Note (included in Exhibit 4.4)

5.1**	Opinion of Paul A. Koches, General Counsel of the Registrant.

5.2**	Opinion of Sidley Austin Brown & Wood LLP.

8.1**	Opinion of Sidley Austin Brown & Wood LLP as to certain U.S. federal income tax considerations.

12.1**	Statement regarding calculation of earnings to fixed charges.

23.1	Consent of Sidley Austin Brown & Wood LLP (included in the opinions filed as Exhibits 5.2 and 8.1 to this registration statement).

23.2**	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of Attorney (included in the Signature Page to this Registration Statement).

25.1**	Form T-1 Statement of Eligibility of Trustee for Indenture.

*	Previously filed.
**	Filed herewith.

Item 17.    Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on From S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Palm Beach, state of Florida, on September 30, 2004.

OCWEN FINANCIAL CORPORATION

By:	/S/ WILLIAM C. ERBEY
William C. Erbey Chairman of the Board and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each of the undersigned hereby constitutes and appoints, jointly and severally, William C. Erbey, Mark S. Zeidman and Paul A. Koches, or any of them (with full power to each of them to act alone), as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and on his behalf to sign, execute and file this Registration Statement and any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission or any regulatory authority, and any and all documents relating to the qualification or registration under state Blue Sky or securities laws of such securities, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 30, 2004.

Name	Title

/S/ WILLIAM C. ERBEY William C. Erbey	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/S/ MARK S. ZEIDMAN Mark S. Zeidman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ ROBERT J. LEIST, JR. Robert J. Leist, Jr.	Vice President and Chief Accounting Officer (Principal Accounting Officer)

/S/ RONALD M. FARIS Ronald M. Faris	Director

/S/ W. MICHAEL LINN W. Michael Linn	Director

/S/ RONALD J. KORN Ronald J. Korn	Director

/S/ WILLIAM H. LACY William H. Lacy	Director

/S/ W.C. MARTIN W.C. Martin	Director

/S/ BARRY N. WISH Barry N. Wish	Director

INDEX TO EXHIBITS

Exhibit Number	Document

4.1*	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference from the similarly described exhibit filed in connection with the Registrant’s Registration Statement on Form S-1 (File No. 333-5153), as amended, declared effective by the Commission on September 25, 1996.

4.2*	Amended and Restated By-laws of the Registrant (incorporated by reference from the similarly described exhibit included with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.3*	Registration Rights Agreement dated July 28, 2004 between the Registrant and Jefferies & Company, Inc., as initial purchaser (incorporated by reference to Exhibit 4.7 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.4*	Indenture dated as of July 28, 2004 between the Registrant and The Bank of New York Trust Company, N.A., as trustee (including form of note) (incorporated by reference to Exhibit 4.8 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.5*	Form of Note (included in Exhibit 4.4)

5.1**	Opinion of Paul A. Koches, General Counsel of the Registrant.

5.2**	Opinion of Sidley Austin Brown & Wood LLP.

8.1**	Opinion of Sidley Austin Brown & Wood LLP as to certain U.S. federal income tax considerations.

12.1**	Statement regarding calculation of earnings to fixed charges.

23.1	Consent of Sidley Austin Brown & Wood LLP (included in the opinions filed as Exhibits 5.2 and 8.1 to this registration statement).

23.2**	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of Attorney (included in the Signature Page to this Registration Statement).

25.1**	Form T-1 Statement of Eligibility of Trustee for Indenture.

*	Previously filed.
**	Filed herewith.